FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 12, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's report filed with the Israeli Securities Authority, on August 12, 2021, in connection with the Registrant's Periodic Report and Financial Results for the Second Quarter of 2021

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM ISRAEL LTD.

PERIODIC REPORT FOR THE PERIOD
ENDING JUNE 3O, 2021

Table of Contents

Chapter A          Changes and updates that occurred in the Company's business during the reporting period and thereafter in matters that are required to be described in the Periodic Report

Chapter B          Board of Directors’ Report on the Company’s State of Affairs

Chapter C          Financial Statements as of June 30, 2021

Chapter D          Report regarding the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to regulation 38C(a) of the Securities (Periodic and Immediate Reports)
                            Regulations, 5730-1970

Chapter A

Changes and updates that occurred in the Company's business during the reporting period and thereafter in matters that are required to be described in the Periodic Report – Update to Cellcom Israel Ltd.'s Periodic Report for the
year 2020 filed on Form 6-K on March 17, 2021 (the "Company", the Periodic
Report", respectively)  as updated in the Company's periodic report for the first quarter of 2021 filed on Form 6-K on May 20, 2021  ("First Quarter Report")

Updates to Chapter A of the Periodic Report

1.	Section 11.1 - Telecommunications groups and structural separation

Further to the description in this section regarding a hearing and a secondary hearing published by the Israeli Ministry of Communications, or MOC, on its intention to terminate the current policy and separation between broadband infrastructure service and Internet connectivity service, which requires a customer interested in connecting to the Internet to purchase these two complementary services, in June 2021 the MOC resolved to terminate such separation policy and to adopt the layout proposed in the secondary hearing as detailed in the Company's Periodic Report. Since the Company has an Internet infrastructure (through IBC), the Company estimates the said change is not expected to have a material effect on the Company's results of operations. The Company's estimate as aforesaid is a forward-looking information as defined in the Israeli and U.S Securities Laws. The Company's estimate may be realized differently, among others, in light of the recruitment rates of new customers and the churn rates of Internet customers without infrastructure.

2.	Section 11.4 - Competition in the fixed-line telecommunications market

Further to the description in Section a, Internet infrastructure services and Section A.1 to the First Quarter report, regarding the offering of Internet infrastructure service on fiber optics, this service is available within the wholesale market as of July 2021.

3.	Section 12.2 and 13.5 –Networks and allocation of frequencies

Further to the description in these Sections regarding a hearing published by the MOC regarding the shutdown of the 2G and 3G networks (the "Old Technologies") until 2025 year-end, on June 2021, the MOC resolved, among others, to shut down the Old Technologies' service on December 31, 2025 (the "Due Date") (with an option to advance such date to January 1, 2025, subject to certain conditions) and certain interim arrangements until the Due Date. In addition, the competent body in the MOC ordered the extension of the allocations of the frequency bands initially allocated for the Old Technologies, to be used also with more advanced technologies, until 2030 year-end. See also Note 2 to the consolidated financial statements of the Company as of June 30 2021, included in Chapter C of this quarterly Report (the "Interim Financial Report"), regarding the effect of this resolution on the depreciation of fixed assets and intangible assets attributed to the Old Technologies.

4.	Section 15.5 - Equipment and content for the OTT television services

Further to the description in Section (3) regarding the agreement with the RGE Group Ltd., or RGE, in July 2021, the Company extended its agreement with RGE for an additional period.

5.	Section 18 - Finance

For the repayment of loans (further to the description in section 18.3), see Note 7 to the Interim Financial Statements.

6.	Section 18.6 - Credit Rating

Further to the description in this section, on August 9, 2021, Standard & Poor’s Maalot, or Maalot, reaffirmed the Company's ilA rating and updated the rating outlook from negative to stable and further reaffirmed the ilA debt rating.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

For details regarding Maalot's report as stated above, see the Company's current report on form 6-K dated August 9, 2021

7.	Section 21.4 –Mobile communications provisions

In August 2021, the Israeli government approved a proposed resolution for legislation amendments to be included in the Israeli Economic Efficiency Law (Legislative Amendments to Achieve the Budget Goals in the Budget Years 2021-2022), which includes provisions to advance the deployment of advanced communications infrastructure in Israel and reducing exposure to non-ionizing radiation, including changing the current regulation regarding exemption from building permits for construction, replacement or supplement to certain cell sites; inclusion of cell sites in the definition of National Infrastructure and authorizing the Israeli National Infrastructure Committee to serve as a parallel planning committee for the planning and licensing of such sites; and instructions for advancing the construction of cell sites over government housing structures. The purpose of the proposed resolution is to facilitate the procedures of deployment of communications infrastructure but there is no certainty that the legislative changes will be approved in the Israeli Parliament or in the proposed drafting as well as to the manner in which they will be implemented by the various authorities and therefore at this stage it is not possible to evaluate the effect of the proposed resolution, should it be adopted in legislation, on the Company's activity.

8.	Section 21.5 – Regulation of OTT multichannel television services

Further to the description in section (3), and in section A.5 of the First Quarter Report, in July 2021, the recommendations report of the Committee for Examination of Broadcasting Overarching Legislation headed by Mr. Roy Folkman ("the Committee") was published, and includes, among others, the following principal recommendations: (a) Establishment of a unified regulator for the area of broadcasting; (b) Gradual implementation of regulation to audio-visual content providers whose activities are primarily intended for the public in Israel according to the total annual revenues from content provider activities. A provider with an annual revenues of less than NIS 300 million will be excluded from the regulation, other than provisions to prevent exclusivity in the area of sports. A provider with an annual revenues between NIS 300 million and NIS 600 million will be required to obtain a license and shall be under gradual obligation to invest in elite-genre productions (4% of revenues in the first three years and 6.5% of revenues thereafter) as well as duties in the area of child protection, broadcast accessibility obligations for people with disabilities and ethics. A provider with an annual revenues of more than NIS 600 million will also be subject to an extended obligation to invest in elite-genre productions (amounting to 6.5% of revenues) and obligations in the area of broadcast consumerism; (c) Imposing an obligation on an international content provider whose revenues from all broadcasting activity in Israel exceeds NIS 300 million per year to invest in local content, the scope and ways of which to be defined in the future; (d) Provisions regarding the prohibition of exclusivity in the field of sports broadcasting and regarding the broadcasting and purchase of sports content; (5) Reduction of micro-regulation and regulatory intervention. On a number of issues, the Committee did not reach a final conclusion, including revoking the ban on content providers from owning a news company, regarding which the Committee requested further comments for the purpose of further examination by the MOC. The Committee's recommendations are subject to the approval of the MOC and procedures for their implementation, including legislation, and their final drafting, insofar as they are adopted, may differ materially. The Company estimates that those changes, insofar as they are adopted, are not expected to have a material effect on the Group's results. The Company's estimate as aforesaid is a forward-looking information as defined in the U.S and Israeli Securities Laws. The Company's estimate may be realized differently than it estimated, among others, due to regulatory changes and other factors that are not under the Company's control.

9.	Section 23.2 - The Sharing Agreement with Xfone

Further to the description in Section (c) and in section A.6 of the First Quarter Report, regarding the dispute and legal proceedings against Marathon (018) Xfone Ltd., or Xfone, see Note 11.c. of the Interim Financial Statements.

10.	Section 24.1 - Material pending legal proceedings

Further to the description in this section, see Note 9 to the Interim Financial Statements regarding the dismissal of a purported class action filed against the Company in January 2021, in an amount estimated by the plaintiff to be over NIS 50 million and regarding a judgment given against the Company in a class action lawsuit filed against the Company in December 2014.

11.	Collaboration for electricity provision with Meshek Energy

In June 2021, the Company entered a term sheet for collaboration via a joint venture with Meshek Energy - Renewable Energy Ltd., or Meshek Energy, in the field of electricity provision in Israel to private and business customers (who own smart electricity meters) in accordance with the emerging reform of the Israeli Public Services Authority-Electricity to open segments in the production and supply chain of electricity to competition and in July 2021, the Company received a license for electricity provision without means of production in Israel from the Israeli Electricity-Authority. The activity in the field in collaboration with Meshek Energy is subject to various conditions and approvals, including entering into a definitive agreement, which there is no certainty that will be met.

The Company estimates that this activity will not have a material effect on its results of operations in the coming years. The Company's estimation as aforesaid is a forward-looking information as defined in the Israeli and U.S Securities Laws. The Company's estimation may be realized differently than it estimated, among others, due to regulatory changes, technological changes and other factors that are not under the Company's control.

Updates to Chapter D of the Periodic Report

12.	Regulation 21A - The Controlling Shareholders

On June 3, 2021, Elco Ltd. reported that it had completed the purchase of approximately 29.8% of the issued share capital of Discount Investment Corporation Ltd., the indirect controlling shareholder of the Company.

13.	Regulation 26 - The directors of the Company

Further to the description in this Section, on May 20, 2021, Mr. Mauricio Wior's term as Deputy Chairman of the Company's Board of Directors ended; on May 20, 2021, Mr. Itamar Yehuda Regev was appointed as a director of the Company; on June 24, 2021, Mr. Michael Joseph Salkind was appointed as a director of the Company; On August 2, 2021, Mr. Aaron Kaufman's term as a director of the Company ended and Mr. Baruch Itzhak was appointed as a director of the Company.

For additional details, see the Company's current reports on form 6-K dated May 20, June 28 and August 3, 2021

Additional Updates

14.
For details regarding the implications of the Corona crisis on the Group's activity, business and results of operations in the second quarter of 2021, see section 1.3 of the Company's Board of Directors' Report as of June 30, 2021, included in Chapter B of this quarterly report.

15.	For details regarding private offers reported by the Company, see the Company's current reports on forms 6-K dated July 6 and 19, 2021 and Note 11.e. to the Interim Financial Statements.

16.
For additional details to the description in Note 7 to the Company's consolidated financial statements as of December 31, 2020 included in Chapter C of the Periodic Report, regarding the MOC's demand from Golan Telecom Ltd., to return financial benefits it previously received from the MOC, see Note 11.d. to the Interim Financial Statements.

Chapter B Board of Directors’ Report on the State of the Company’s Affairs June 30, 2021

The Company’s Board of Directors hereby respectfully submits the Board of Directors’ Report on the State of the Company’s Affair and its subsidiaries (hereinafter together: "The Group") for the period of three months ended on June 30, 2021 (the "Report Period"). The review below is limited in its scope and refers to events and changes which occurred in the Reporting Period and are material. This Report is prepared according to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (the “Report Regulations”) and on the assumption it is being read along with the Company's Periodic Report for the year 2020 filed on Form 6-K on March 17, 2021 ("The Periodic Report for the year 2020") as updated by the Company's periodic report for the first quarter of 2021 filed on Form 6-K on May 20, 2021 (the"First Quarter Report")

The Board of Directors’ Explanations on the State of the Company’s Affairs and results of operation

1.	Brief description of the Company, its business, and its activity during the Report Period

1.1.	General

The Company was incorporated in Israel in 1994 as a private company under the laws of the State of Israel, under the name Cellcom Israel Ltd. Until February 8, 2021, the Company’s shares were listed for dual trading on the New York Stock Exchange (NYSE) and on the Tel Aviv Stock Exchange. Since February 9, 2021, the Company’s shares are only been traded on the Tel Aviv Stock Exchange.

As of the date of this Report and until the completion of the de-registration of the Company’s shares under US securities laws, if completed, the Company is reporting both under Israeli reporting obligations that apply to companies whose shares are not listed for dual trading, and under US reporting obligations. Similarly, US law with respect to liability towards the Company’s investors also applies in material aspects, alongside Israeli law.

The Company and its subsidiaries are active in the Israeli communications market in two areas of activity, which are reported as reportable segments in the Company’s consolidated financial statements (for details see Note 4 to the Company’s consolidated financial statements as of June 30, 2021 (the “Financial Statements”)):

1.1.1.
The cellular communications area (cellular segment) - In the framework of this area of activity, the Group provides its customers with a wide range of cellular telecommunication services in Israel, under licenses it was granted by the Ministry of Communications. In addition, the Group provides overseas roaming services to its customers and to customers of foreign operators who are visiting Israel. The Company sells related services and equipment and equipment repair services to its customers. The cellular segment also includes the Company’s revenues arising from the sharing agreement with Marathon 018 Xfone Ltd. (“Xfone”). For details see section 1.3 of chapter A of this report.

1.1.2.
The fixed-line communications area (fixed-line segment) - In the framework of this area of activity, the Group provides internet connectivity services, internet infrastructure (based on the fixed-line wholesale market and IBC’s fiber-optic infrastructure), television services internet based (“Cellcom tv”), international telephony services, fixed-line telephony services (“Domestic Operator Services”) for the business and private sectors, and transmission services for business customers and for telecommunication operators on the basis of the Group’s independent infrastructure. The communication services are provided under licenses it was granted by Ministry of Communications (except for the internet television services that do not require a license). Similarly, the Group provides additional services such as: Conferencing services, server hosting services, cloud information security services and IOT solutions. In addition, the Group offers equipment and equipment repair services to its customers.

1.2.	A review of the Company’s management regarding the results of the Group’s activity for the second quarter of 2021

The actions taken by the Company in 2020, which included, among other things, the acquisition of Golan Telecom ltd. ("Golan") and adaptation of the Company's expenses structure, were reflected in the first quarter of the year 2021 and even more, in the current quarter, showing a significant improvement in adjusted EBITDA and its free cash flow. The loss in the second quarter totaled to NIS 14 million resulting from a registration of a one-time provision in the amount of NIS 32 million as result of a judgment against the Company in a class action lawsuit. In addition, at the current quarter the Company recorded other income of NIS 15 million in respect of fiber deployment for IBC Israel Broadband Company (2013) Ltd. ("IBC"). Excluding these effects, the Company would have presented a profit before tax of approximately NIS 1 million.

The Corona crisis continues to influence the Company's activity, as revenues from Roaming services are still low in relation to 2019, as well as the environment in which the Company operates, which continues to be very competitive. However, this quarter results reflect continued improvement in the results of operations.

The Company concluded the second quarter of 2021 with a total income of NIS 1,003 million, compared with NIS 855 million in the corresponding quarter in 2020, reflecting an increase of 17.3%. The Company ended the second quarter with 3,226 thousand cellular subscribers (a decrease of approximately 6 thousand subscribers in relation to the end of first quarter of 2021), while the number of television subscribers stands at 250 thousand subscribers (a decrease of 4 thousands subscribers in relation to the first quarter of 2021), and the fiber subscriber base increased to 113 thousand subscribers (compared with 106 thousands at the end of the first quarter of 2021). The decline in the subscribers' base resulted from a sharp decline in the number of subscribers in May 2021 in light of the media crisis the Company experienced. In June-August 2021 (until the financial statements approval date), the Company continues to grow its subscribers' base similar to the trend before the May crisis.

The revenues from services in the mobile segment in the current quarter increased by 19.7% in relation to the corresponding quarter in 2020 and totaled NIS 461 million. The increase results mainly from the consolidation of Golan. The revenues from the fixed-line segment deacreased by 10% compared with the corresponding quarter in 2020 and totaled to approximately NIS 305 million. The decline is mainly from a decrease in transmission revenues received from Golan before its acquisition by the Company. The revenues from equipment in the second quarter of 2021 increased by approximately 59.9% compared to the corresponding quarter in 2020, and totaled to approximately NIS 275 million. The increase is mainly due to sales of end-user equipment, as well as an increase in one-time transactions in the fixed-line segment.

The Company's operating profit in the current quarter amounted to approximately NIS 33 million, compared with a loss in the amount of approximately NIS 22 million in the corresponding quarter last year despite the record of the provision in respect of the lawsuit, as noted above. Most of the increase in the operating profit is due to the consolidation of Golan results and operational efficiency reflected in a significant decrease in expenses.

The Adjusted EBITDA of the Company (as defined in section 4.1 below) totaled NIS 297 million, compared with NIS 222 million in the corresponding quarter last year, an increase of 32.9%, while the loss of the Company amounted to NIS 14 million, compared with a loss of NIS 46 million in the corresponding quarter of 2020.

The Company concluded the current quarter with free cash flow (FCF) (as defined in section 4.1 below) of NIS 62 million, compared with NIS 24 million in the corresponding quarter of 2020, an increase of 158.3%. The increase is mainly due to an improvement in the Company's results including the consolidation of Golan.

The current quarter results continue to reflect the actions taken by the Company to improve experience and service quality, inter alia, through a significant upgrade of the cellular and fixed-line infrastructure, and emphasis on high level of customer service and fairness towards the customers. In a report published by the Israeli Ministry of Communications, or MOC,  this quarter regarding the service quality index in the year 2020, the Company leads in parameters indicating it is the most fair company in the communications market with the lowest number of complaints in relation to the number of customers regarding billing and overcharging in the combination of  cellular services and Internet provider (ISP) and infrastructure. The report also includes a survey conducted by the MOC which shows that Cellcom leads in customer satisfaction regarding the technical service for the year 2020 in the fields of cellular and ISP.

 The Company intends to continue investing in infrastructure and improving quality and service to its customers in the future, with anticipation that these will bring even more improvement in satisfaction of customers and increase in its revenues and results of its operations.

1.3.          Material events during the Report Period and after the date of the report

A.
With reference to legal proceedings the Company instituted against Xfone, see note 32d the Financial Statements as of 31 December 2020 ("Annual Financial Statements") and Note 11 to the Financial Statements.

B.	With reference to a judgment in a class action lawsuit filed against the Group and the provision included in the quarter, see Note 9.b to the Financial Statements.

C.	With reference to a change in estimates due to MOC decision about gradual shutdown of networks technologies, see note 2.d to the Financial Statements.

D.	For details regarding events after the reporting period, see Note 11 to the Financial Statements.

1.4.          The Corona virus spread

Further to the Company's report in Note 1.b of the Annual Financial Statements, and section 1.4 in Chapter B, of the First Quarter Report during the second quarter of 2021, the Company continued to experience a significant decline in roaming revenues of outgoing and incoming tourism compared to period before Corona crisis, although as a result of a partial return of both outgoing and inbound tourism the Company revenues increased compared to the first quarter of 2021. The Company estimates that the impact on the results of its operations is expected to continue in the near future as long as the restrictions on the movement of outbound and inbound tourism shall continue.

Regarding the restrictions on trading and closing malls - in light of the gradual opening of the Israeli economy, since the beginning of the year, the effect of such restrictions on the Company’s results of operations in the current quarter was not significant.

The Company examined its sources of funding and liquidity, and estimates that it has the financial strength to deal with the implications of the Corona crisis, among other things, in light of the diversity of its activity and its liquidity levels.

The Company examined the effect of the crisis on its current balance in its the statement of Financial Position including current assets, inventory, fixed assets, and influence on changes in leasing agreements and did not make any adjustments in material amounts due to the crisis.

Nevertheless, since this is an event that is outside the control of the Company and due to the ongoing nature of the crisis that is characterized by uncertainty, inter alia, regarding the dates on which the epidemic shall slow down, as of the date of the Financial Statements, there is no certainty with respect to the scope and impact on the Company and on the market in general, inter alia, in light of market conditions, the economic condition in Israel and the world, the scope of unemployment, the scope of private consumption, concern for development of a local or global recession, or another outbreak of the virus. Such sweeping effects, if and as occurring, could, individually or in the aggregate, have an adverse effect on the business of the Group and its results of operations.

The Company’s estimations with respect to the trends, events, and developments in connection with the coronavirus spread, which are expected to have an effect on its business activity and results, and regarding the manner of their effect on the Company, its activity and its results, constitutes forward looking information as defined in the Israeli Securities Law, which is uncertain, since it is affected by an abundance of factors that are not under the Company’s control, and it is inter alia subject to the effect of the factors set forth above, and in the framework of the risk factors in the Company’s area of activity (as set forth in Section 26 of Chapter A to the Periodic Report for the year 2020).

2.	Financial position

Section	As of June 30		Board of directors’ explanation
	2021	2020
	NIS millions
Current assets	2,160	2,696
The decrease was mainly due to decrease in cash as a result of the acquisition of Golan in August 2020, as well as a decrease of trade receivables in respect of sales of equipment and cancellation of inter-company balances with Golan and from the realization of the investment portfolio.

Non-current assets	4,758	4,086
The increase due to an increase in intangible assets in respect of the allocation of cost surplus from the acquisition of Golan. This increase partially offset against a decrease in the long-term balance of customers for selling equipment and cancellation of inter-company balances with Golan.

Total assets	6,918	6,782
Current liabilities	1,727	1,485	The increase mainly derived from an increase in current maturities of loans and debentures and an increase in trade payables and provisions section as a result of Golan’s consolidation.
Non-current liabilities	3,306	3,423
The decrease mainly derived from a decrease in liabilities for leases and a decrease in long-term loans due to ongoing repayments. This decrease is partially offset by an increase in liabilities for debentures which were issued in December 2020.

Total liabilities	5,033	4,908
Equity	1,885	1,874	The increase mainly derived from proceeds of exercise of options which was offset by the Company’s loss.
Total liabilities and equity	6,918	6,782

3.	Analysis of the operating results

3.1.	Below is an analysis of the Company’s operating results for the three and six months period ended on June 30, 2021 compared to the corresponding periods last year

Section	For the six months ended at June 30, 2021	For the six months ended at June 30, 2020	For the three months ended at June 30, 2021	For the three months ended at June 30, 2020	Board of directors’ explanation
	NIS millions
Revenues from services	1,449	1,365	728	683	The increase in the six and three months periods compared to corresponding periods mainly derived from Golan’s revenues consolidated from September 2020
Revenues from equipment	587	382	275	172
The increase in the six and three months periods compared to corresponding periods in 2020 mainly derived from an increase in revenue from equipment in the fixed-line segment as well as an increase in cellular equipment sales.

Total revenues	2,036	1,747	1,003	855
Cost of revenues	(1,496)	(1,308)	(727)	(664)
The increase in six months period and the current quarter of 2021 compared to corresponding periods in 2020 mainly derived from an increase in sales of end equipment and the consolidation of Golan results. The increase is partially offset by reducing cost (salaries, content, depreciation, etc.) as part of efficiency measures the Company has taken.

Gross profit	540	439	276	191
Gross profit rate from total revenues	26.6%	25.1%	27.5%	22.3%
Sale and marketing, General and administrative costs and credit losses	(475)	(455)	(233)	(220)
The increase in the six months period and the current quarter of 2021 compared to corresponding periods in 2020 mainly derived from the first-time consolidation of Golan results, increase of advertising expenses partially offset by a decrease in credit losses expenses.

Other income, net	18	12	(10)	7
The increase in the six months period and first quarter of 2021 compared to corresponding period in 2020 mainly derived from one time profit as a result from performing contracting work of deploying the fiber optics network for IBC partially offset by a provision of a lawsuit at the sum of 32 million NIS recorded in the current quarter.

Operating profit (loss)	83	(4)	33	(22)
Financing costs, net	(87)	(98)	(49)	(34)
The decrease in first quarter of 2021 compared to corresponding quarter in 2020 mainly derived from financing losses in the 2020 investments portfolio as a result of the Corona crisis.
The decrease in of six months period compared the corresponding period, mainly due to loss in respect of the Company's investment portfolio as a result of the Corona crisis. The increase in the current quarter of 2021 compared to the corresponding quarter last year, mainly due to an increase of index, which led to the increase in financing expenses of the index-linked debentures. In addition, in the corresponding quarter last year, income from the securities portfolio was recorded. until the full sale of the portfolio.

Share in the losses of equity accounted investees	(2)	(7)	-	(2)
loss before taxes on revenue	(6)	(109)	(16)	(58)
Tax benefit (Taxes on income)	(1)	20	2	12	In the first quarter of 2021, the Company recorded tax expenses as a result of profit before tax compared to tax benefit recorded in the corresponding quarter as a result of a loss before tax.
loss for the period	(7)	(89)	(14)	(46)

3.2.	Below is central financial data according to segments of activity (in NIS millions):

	Cellular			Fixed-line			Inter-segment adjustments
	4-6/2021	4-6/2020	Change in %	4-6/2021	4-6/2020	Change in %	4-6/2021	4-6/2020
Revenue from services	461	385	19.7%	305	339	(10.0)%	(38)	(41)
Revenue from equipment	223	147	51.7%	52	25	108%	-	-
Total revenue	684	532	28.6%	357	364	(1.9)%	(38)	(41)
Adjusted EBITDA[1]	175	125	40.0%	122	97	25.8%	-	-
Adjusted EBITDA as a percentage of total revenue	25.6%	23.5%	8.9%	34.2%	26.6%	28.6%	-	-

	Cellular			Fixed-line			Inter-segment adjustments
	1-6/2021	1-6/2020	Change in %	1-6/2021	1-6/2020	Change in %	1-6/2021	1-6/2020
Revenue from services	919	781	17.7%	607	666	(8.9)%	(77)	(82)
Revenue from equipment	462	303	52.5%	125	79	58.2%	-	-
Total revenue	1,381	1,084	27.4%	732	745	(1.7)%	(77)	(82)
Adjusted EBITDA[1]	336	256	31.25%	232	210	10.5%	-	-
Adjusted EBITDA as a percentage of total revenue	24.3%	23.6%	2.3%	31.7%	28.2%	12.4%	-	-

1 See definition in Section 4 below.

4.	Operational and financial indicators (KPIs)

4.1.
As of the Report date, the Company’s management uses financial performance indicators that are not based on accepted accounting rules, for evaluating, tracking, and presenting the Company’s financial performance. These indicators do not constitute a substitute for the information included in the Company’s financial statements. Below are the details of the indicators:

Indicator	Calculation/components	Details of the indicator’s purposes	Data
Adjusted EBITDA
Represents the net profit before: net financing costs, taxes, other income (expenses) that are not part of the Company's current activity (including provisions of lawsuits that are included in other expenses), depreciation and amortization, profits (losses) equity accounted investees and share-based payments. In addition, including other income (expenses) that are part of the Company's current activity, such as interest income in respect of sale transactions in installments and costs in respect of voluntary retirement plan.

The Company presents this indicator as an additional performance indicator, since it believes that it enables operational performance comparisons between periods and between companies, while neutralizing potential discrepancies arising from differences in the capital structure, taxes, age of fixed assets and amortization costs of which. The adjusted EBITDA does not take into account the requirement of the debt service and additional obligations, including capital investments, and therefore it does not necessarily indicate the amounts available for the Company’s use. In addition, no comparison can be made between the adjusted EBITDA and the indicators that are similarly referred to and that are reported by other companies due to a change in the calculation of these indicators.
See Section 4.2 below.
Free cash flow
Net cash deriving from current activity plus the proceeds from selling fixed assets or investments, which are related to the day-to-day business, and less cash used for investment activity in fixed assets or other assets, less payments for leases. The free cash flow does not include investments in subsidiaries.

The Company presents this indicator as an additional performance indicator, since it believes that it enables comparisons between the cash production rate from the operational activity by periods, while neutralizing potential discrepancies arising from differences in the capital structure and debt. The free cash flow does not take into account the requirements of the debt service and additional financing activity, and therefore it does not necessarily indicate the amounts to be available for the Company’s use. In addition, no comparison can be made between the free cash flow and indicators that are similarly referred to and that are reported by other companies due to a change in the calculation of these indicators.
See Section 4.3 below.

4.2.	Below are details on the adjustments between the Company’s net profit and adjusted EBITDA (in NIS millions):

Indicator	For the Six months period ended June 30		For the Three months period ended June 30
	2021	2020	2021	2020
Loss for the period	(7)	(89)	(14)	(46)
Taxes on income (tax benefit)	1	(20)	(2)	(12)
Financing costs, net	87	98	49	34
Other expenses than are not part of the Company's current activity	21	2	32	-
Depreciation and amortization	453	460	227	240
Losses from equity accounted investees	2	7	-	2
Share-based payment	11	8	5	4
Adjusted EBITDA	568	466	297	222

4.3.	Below are details on the data regarding the Company’s free cash flow (in NIS millions):

	For the six months period ended June 30		For the three months period ended June 30
Section	2021	2020	2021	2020
Net cash deriving from operating activities	445	436	245	196
Cash used for investment activities(*)	(216)	(223)	(131)	(116)
cash used for leases (financing activities)	(118)	(132)	(52)	(56)
Free cash flow	111	81	62	24

(*) In neutralizing changes in the investment portfolio and investment in equity accounted investees at a sum of 310 million NIS

For the six month period neutralization of changes in deposits of NIS 327 million and neutralized payment by Golan in the amount of 17 million NIS to the Ministry of Communications, which is part of the Purchasing of Golan by the Company.

4.4.
As of the Report date, the Company’s management uses operational performance indicators that are not based on accepted accounting rules, for evaluating, tracking, and presenting each segments operational performance. Below are the details of the indicators:

Central operational indicators - cellular segment:

Indicator	For the three month period ended June 30			Company’s explanations
	2021	2020	Change in %
No. of cellular subscribers at the end of the period (in thousands)[2]	3,226	2,734	18.0%
The increase in the subscribers' base compared to the corresponding quarter last year derives mainly from the acquisition of Golan which was partially offset by excluding Data subscribers (approximately 427,000 subscribers producing negligible revenue to the Company) from the beginning of the fourth quarter of 2020.

Churn rate of cellular subscribers[3] (in %)	8.6%	8.7%	(1.1)%
Average monthly revenues per cellular subscriber (ARPU) (in NIS)[4]	47.7	46.9	1.7%
The increase in ARPU, arises from excluding Data subscribers from the beginning of the fourth quarter of 2020, partially offset by ongoing erosion of cellular services tariffs, and roaming revenues as a result of the Corona virus crisis.

2  Cellular subscribers data refers to “active” subscribers. For purpose of the subscriber base, one “subscriber” means one cellular number. The Company adds a subscriber to the subscribers base upon its joining to the service. A prepaid subscriber is added to the subscribers base only upon charging a prepaid card. A subscriber that ceased being an “active” subscriber is a subscriber that does not generate revenue and activity on the Cellcom network for six consecutive months. Up to and including Q3 2020, the base also included data subscribers (data communications). A data subscriber ceased being an “active” subscriber if it used less than 0.5 Gigabytes or generated cumulative revenues of less than NIS 1, during a six month period. As of the fourth quarter of 2020 the Company ceased to include in its active subscribers base date subscribers (approximately 427,000 active subscribers). to the best of the Company’s knowledge, the six months’ policy is consistent with the policies adopted by other cellular providers in Israel, but the policy of counting the subscribers is not identical between the various cellular providers (the main difference refers to the manner of counting the data subscribers).
3  The churn rate is calculated according to the ratio of cellular subscribers who disconnected from the Company’s services (whether as a result of the subscriber initiating the disconnection or the Group doing so) and of subscribers who became inactive during the period, and the remaining active subscribers at the beginning of the period. The churn rate does not include the subscriber removal of 2020 as aforementioned.
4  ARPU is calculated by dividing the total average monthly revenues from cellular services for the period, by the number of average active subscribers for the period. Revenues from cellular services include, inter alia, include revenues from roaming services and from hosting and network sharing revenue, and monthly revenues from repair services, but they do not include revenues from occasional repair services and from the sale of equipment.

Central operational indicators – Fixed-line segment:

Indicator	As of June 30			Company’s explanations
	2021	2020	Change in %
Internet infrastructure - no. of subscribers (households) as of the end of the period (in thousands)[5]	296	283	4.5%	The increase in the number of subscribers is a result of the Group’s continued growth in this area.
Television - no. of subscribers as of the end of the period (in thousands)[5]	250	245	2.0%	The increase in the number of television subscribers is a result of the Group’s continued growth in this area.

4.5.	Main results and operational data in quarterly division:

Financial data (million NIS)	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21
Revenue from services cellular segment	396	385	414	465	458	461
Revenue from equipment cellular segment	156	147	223	178	239	223
Total Revenues cellular segment	552	532	637	643	697	684
Revenue from services fixed-line segment	327	339	327	313	302	305
Revenue from equipment fixed-line segment	54	25	38	57	73	52
Total Revenues fixed-line segment	381	364	365	370	375	357
Consolidation adjusments	(41)	(41)	(46)	(40)	(39)	(38)
Total revenues	892	855	956	973	1,033	1,003

Gross profit equipment	46	20	22	33	48	41
Operational expenses[6]	490	485	493	550	493	508
Adusted EBITDA cellular segment	131	125	114	155	161	175
Adusted EBITDA fixed-line segment	113	97	117	66	110	122
Adjusted EBITDA	244	222	231	221	271	297
Operating profit (loss)	18	(22)	(6)	(13)	50	33
Finanacing expenses, net	64	34	32	42	38	49
Net income (loss)	(43)	(46)	(37)	(44)	7	(14)
Capital expendtures tangible and intangble assets	118	114	108	159	104	128
Free cashflow	57	24	44	125	49	62
Net debt[7]	1,890	1,839	2,368	2,276	2,259	2,240

5 Subscribers data refers to “active” subscribers.
6 Opertional expenses including other expenses and excluding depreication expenses and equipment cost.
7 “Net debt” is defined as undertakings for debentures and credit and loans from banking corporations and others (with no undertaking for leases deriving from the implementation of the provisions in IFRS 16), and, less cash and cahs equivalents and current investments in marketable securities and deposits.

Operational Data (million NIS)	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21
Number of cellular Subscribers	2,747	2,734	3,641	3,204	3,232	3,226[8]
Churn rate for cellular Subscribers	8.8%	8.7%	8.7%	8.4%	7.8%	8.6%[8]
Monthly cellular ARPU (NIS)	48.1	46.9	45.7	48.6	47.4	47.7
TV field Subscribers (thousands)	246	245	251	252	254	250[8]
Internet infrastructure field Subscribers (thousands)	279	283	289	293	297	296[8]
Fiber infrastructure field Subscribers (thousands)			80	93	106	113

8 The decrease in the subscribers' base no. as well as the increase in churn rate in relation to previous quarter results from incresed churn in May 2021, due to media crisis the Company experienced.

5.	Liquidity

Below are the Board of Directors’ explanations on the Company’s liquidity position for the three and six months periods ended at June 30, 2021 compared to the corresponding periods last year (in NIS millions):

Section	1-6/2021	1-6/2020	1-3/2021	1-3/2020	Board of directors’ explanation
Cash flow from current activities	445	436	245	196	The increase in six month period and first quarter of 2021 compared to corresponding quarter in 2020, derived mainly from working capital differences and higher operating profit.
Cash flow from investment activities	94	(268)	179	(167)	The decrease in six month period and first quarter 2021 compared to corresponding quarter in 2020, is mainly due to a change in deposits.
Cash flow (used) derived from financing activities	(373)	(255)	(207)	83	The decrease in second quarter of 2021 compared to corresponding quarter in 2020, is mainly due to the proceeds if a debentures issuance in the corresponding quarter last year.
Balance of cash and cash equivalents as of the end of the period	885	919	885	919

6.	Financing sources

6.1.	The Company mainly finances its activity through cash flow from current activity, by issuing securities, including debentures and ordinary shares, and with loans from institutional entities.

6.2.	Details about the Company’s debentures in Circulation as of June 30, 2021 are attached to this Board of Directors Report.

6.3.	Credit from financial institutions

The credit from financial institutions (“Credit Balance”) as of June 30, 2021, was fully repaid compared to a credit balance of approximately NIS 300 million as at June 30, 2020. The main change is due to an ongoing repayment of loans in accordance with their repayment schedule and early repayments of a loans in 2021.

6.4.	There were no significant changes in the credit days received by the Company from its vendors and customers in relation to the description in the Periodic Report for the year 2020.

6.5.
As of the date of the Report, there are no warning signs as defined in Regulation 10 (B) (14) of the Report Regulations, The Company is in compliance of all financial covenants and the additional terms and liabilities which are included in the deeds of the debentures issued.

7.	Proforma data included in the proforma report

For details regarding the Proforma data in connection with the Golan acquisition, see Proforma statement attached to this quarterly Report.

8.	Highly material evaluations

Below are details about highly material evaluations, according to Regulation 8B(i) to the Report Regulations:

1.    Evaluation for examining and evaluating goodwill in the cellular segment in the Financial Statements

Identifying the subject of evaluation:	The value of the cellular segment use for purpose of examining a devaluation in goodwill set forth in the financial statements, according to International Accounting Standard 36.
Timing of the evaluation:	June 30, 2021 Evaluation executed on August 11, 2021
The value of the evaluation’s subject that was determined right before the evaluation date:	NIS 3,015 million bookkeeper’s value of the cellular segments, goodwill of NIS 831 million.
The value of the evaluation’s subject that was determined according to the evaluation:	NIS 4,027 million value of the cellular segment.
Details about the appraiser:
The evaluation was conducted by BDO Consulting and Management Ltd. which is part of the international BDO network. The work was conducted by a team led by CPA Moti Dattelkramer, a managing partner who has a BA in economics and computer science, with more than 10 years of experience in business consulting. The team specializes in evaluation work, allocation of PPA cost balances, due diligence, devaluation examinations, and more.

Is there an indemnification agreement with the appraiser?	The Company undertook to indemnify the appraiser in an amount exceeding three time his fees unless he acted negligently or maliciously. In such cases the indemnification shall not apply.
The evaluation model under which the appraiser acted:	Cash flow capitalization method.
The assumptions under which the appraiser made the evaluation, according to the evaluation model:
Capitalization rate after tax - 8.8%
Growth rate - 1.5%
Market share 24.1%
Long range ARPU NIS 52.5
With respect to additional assumptions of the appraiser, see details in the work attached as an annex to this Board of Directors Report.

August 11, 2021

Mr. Avi Gabbay	Mr. Doron Cohen
CEO of the Company	Chairman of the Board of Directors

Annex - Details Regarding debentures in Circulation as of the Report Date

1.	Details Regarding debentures in Circulation:

Series (**)	Date of issue	Par value on the issue date (in NIS millions)	Par value on June 30, 2021	Par value on June 30, 2021, including linkage	Accrued interest	Financial statements balance as of June 30, 2021	Stock market value	Type of interest	Payment dates of principal	Payment dates of interest(1)	Terms of linkage	Convertible	Right to early redemption
Series H(2)	July 8, 2014; February 3, 2015*; February 11, 2015*;	949.624	616.822	594.518	5.889	600.407	480.434	Annual interest of 1.98%.	From July 5, 2018, until July 5, 2024 (including)	On January 5 and July 5, every year from 2015 until 2024 (including)	Linked (principal and interest) to the Consumer Price Index.	No	Subject to certain terms
Series I(2)	July 8, 2014; February 3, 2015*; February 11, 2015*; March 28, 2016.	804.010	562.807	552.622	11.235	563.857	474.559	Annual interest of 4.14%.
Eight annual payments: Three equal annual payments of 10% from the principal amount on July 5 of 2018 until 2020 (including), and five equal annual payments of 14% from the principal amount on July 5 of 2021 until 2025 (including).
										On January 5 and July 5, every year from 2015 until 2025 (including)	Not Linked	No	Subject to certain terms
Series J	September 25, 2016	103.267	105.652	105.238	1.248	106.486	96.081	Annual interest of 2.45%.	On July 5 of 2021 until 2026 (including).	On January 5 and July 5, every year from 2017 until 2026 (including)	Linked (principal and interest) to the Consumer Price Index	No	Subject to certain terms
Series K	September 25, 2016; July 1, 2018*; December 10, 2018*	710.634	710.634	707.578	12.164	719.742	635.207	Annual interest of 3.55%.	On July 5 of 2021 until 2026 (including).	On January 5 and July 5, every year from 2017 until 2026 (including)	Not Linked	No	Subject to certain terms
Series L(4)(5)(6)	January 24, 2018; December 10, 2018*; May 12, 2020*, December 1, 2020*	1,235.937	1,224.979	1,165.269	14.767	1,180.036	1,243.353	Annual interest of 2.50%.	On January 5 of 2023 until 2028 (including).	On January 5 every year from 2019 until 2028 (including)	Not Linked	No	Subject to certain terms
Total		3,803.472	3,220.894	3,125.225	45.303	3,170.528	2,929.634

(*)	On these dates the debenture series were expanded. The information appearing in the table refers to the full series.
(**)
As of June 30, 2021, the Company’s debentures (Series H, I, K, and L) are material and constitute more than 5% of the Company’s total liabilities as presented in the Financial Statements. Similarly, as of June 30, 2021, the Company’s net debt to adjusted EBITDA[9] ratio was 2.20 including the total interest accrued in the books. There was no cause for early redemption in the Report Period.

(***)	At the beginning of July after the balance sheet date, the Company's repaid principle and interest in the amount of NIS 421 million in respect of debenture series H, I ,J ,K.

9 The net debt to adjusted EBITDA ratio is the ratio between the Company’s net debt to the adjusted EBITDA in a period of 12 consecutive months, when neutralizing one-time events. In this respect, “net debt” is defined as credit and loans from banking corporations and others (with no undertaking for leases deriving from the implementation of the provisions in IFRS 16), and undertakings for debentures, less cash and cahs equivalents and current investments in marketable securities. “Adjusted EBIDTA” – see the definition in Section 4.1 above.

2.	Details regarding the trustee:

Series	Name of the trust company	Name of responsible person for the debentures	Contact	Address for delivery of documents
Series H	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series I	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series J	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series K	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series L	Strauss Lazer, Trust Company (1992) Ltd.	Ori Lazer	email: ori@slcpa.co.il Tel: 03-6237777	17 Yitzchak Sadeh Street, Tel Aviv 5613824

3.	Details regarding the rating of the debentures:

Series	Name of rating company	Rating as of the issue date	Rating as of the Report date	Additional ratings between the issue and Report date		Details regarding the intention of the rating company to change the rating
				Rating dates(1)	The rating
Series H	Maalot Standard & Poor’s Ltd. (“Maalot”)	A+	A	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020, 08/2021 (1)	A+, A	In August 2021, Maalot updated the Company’s rating forecast from A with a negative outlook to a rating of A with a stable outlook.
Series I	Maalot	A+	A	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020, 08/2021 (1)	A+, A
Series J	Maalot	A+	A	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020, 08/2021 (1)	A+, A
Series K	Maalot	A+	A	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020, 08/2021 (1)	A+, A
Series L	Maalot	A+	A	01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020, 08/2021 (1)	A+, A

(1) In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018, August 2018 and December 2018, Maalot ratified the Company’s A+ rating with a stable outlook. In March 2019, Maalot updated the Company’s rating forecast from A+ with a stable outlook to a rating of A+ with a negative outlook. In August 2019, Maalot updated the Company’s rating forecast from A+ with a negative outlook to a rating of A with a negative outlook. In May 2020, August 2020, and November 2020, Maalot ratified the Company’s rating of A with a negative outlook. In August 2021 Maalot ratified the Company’s rating A and updated its outlook to a stable outlook.

4.	Additional undertakings:

4.1.	The Company’s debentures (Series H to L) are not secured and include, in addition to accepted terms and undertakings, the following undertakings:
a.	A negative pledge undertaking, subject to certain exceptions. Failure to comply with this undertaking shall be deemed a cause for acceleration.
b.
An undertaking not to distribute more than 95% of the profits suitable for distribution under the Companies Law (the “Profits”); provided that (1) should the Company’s net debt to EBITDA[6] ratio exceed the ratio of 3.5:1, the Company shall not distribute more than 85% of the Profits; (2) should the Company’s net debt to EBITDA ratio exceed 4:1, the Company shall not distribute more than 70 of the Profits; and (3) should the Company’s net debt to EBITDA ration exceed 5:1, or 4.5:1 during four consecutive quarters, the Company shall not distribute dividends.

c.	And undertaking to rate the debentures through a rating company (insofar as this is under the Company’s control).
d.
An undertaking to pay additional interest of 0.25% for a two-point decrease in the rating of the debentures Series H to K, and 0.5% for a two point decrease in the rating of debentures Series L, and additional interest of 0.25% for any one point decrease in the rating of the debentures until the maximum addition of 1%, compared to their rating before their issue.

e.	The Company’s undertaking not to issue additional debentures of any series should the Company not meet the financial criteria, or if such issue would cause a decrease in the rating of the debentures.
4.2.	In addition, the Company’s debentures include events of default, including:
a.
Accelerating a different debt of the Company (cross default) by a non-supplier lender, except with respect to a debt of NIS 150 million or less. Such debt acceleration restriction shall not apply to a cross default caused by a different series of Company debentures.

b.	A case where the Company shall cease to be active in the cellular communications area and/or ceased to hold its Cellular License for a period exceeding 60 days.
c.	Trading suspension of the debentures on the Tel Aviv Stock Exchange, for a period exceeding 45 days.
d.	Making a distribution that does not comply with the Company’s undertaking with respect to the restrictions on distributing profits.
e.	Failure to rate the debentures for a period exceeding 60 days.
f.	A court request or order to stay proceedings against the Company or submitting a motion for a creditors settlement.
g.	Selling a substantive part of the Company’s assets or a merger (except for certain exceptions).
h.	Failure to publish financial statements on time.
i.	A net debt to EBITDA ratio that exceeds 5:1, or that exceeds 4.5:1 during four consecutive quarters.
j.	Failure to comply with the Company’s undertaking not to create any pledges.
k.
A material deterioration in the Company’s business compared to the condition thereof on the issue date of the debentures, and real concern that the Company would not be able to repay the debentures on time.

l.	A substantial concern that the Company shall not meet, its material obligations towards the debenture holders.
m.	Including a note in the Company’s financial statements regarding a concern of the Company continued existence as a “going concern” for a period of two consecutive quarters.
n.	Violating the Company’s undertaking with respect to the issue of additional debentures.

Cellcom Israel Ltd. Condensed Consolidated Interim Financial Statements As at June 30, 2021

Condensed Consolidated Interim Financial Statements as at June 30, 2021

The accompanying review report is a non-binding translation into English of the original review report published in Hebrew. The version in Hebrew is the approved text.

Auditors’ review report to the shareholders of
 Cellcom Israel Ltd.

Introduction

We have reviewed the accompanying financial information of Cellcom Israel Ltd. and subsidiaries (hereinafter - the "Company"), which comprises the condensed consolidated statement of financial position as of June 30, 2021 and the condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six and three months period then ended. The Company's board of directors and management are responsible for the preparation and presentation of this interim financial information for this interim period in accordance with IAS 34, "Interim Financial Reporting". In addition, they are responsible for the preparation of this interim financial information for this interim period in accordance with chapter 4 of the provisions of the Securities Regulations (periodic and immediate reports (1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not reviewed the condensed interim financial information of certain consolidated companies, whose assets included in consolidation constitute approximately 2% of total consolidated assets as of June 30, 2021 and whose revenues included in consolidation constitute approximately 13%   of total consolidated revenues for the six and three months period then ended. Also, we did not review the financial statements of investments in equity accounted investees, whose investments constitute approximately NIS 139 millions as of June 30, 2021, and whose share in losses constitute approximately NIS 13 million and NIS 7 million respectively, for the six and three months period then ended.

The condensed interim financial information for this interim period of those companies were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to amounts included for those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with (Israel) Review Standard No. 2410, issued by the Israeli Institute of Certified Public Accountants regards "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing principles generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of the other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial statements do not present fairly, in all material respects, in accordance with International Accounting Standard 34, "Interim Financial Reporting".

In addition to the previous paragraph, based on our review and the review reports of the other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial statements do not present, in all material respects, in accordance with chapter 4 of the provisions of the Securities Regulations )Periodic and immediate reports( 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
August 11, 2021	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
			(Note 2D)
	June 30	June 30	June 30	December 31
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	919	885	271	719
Current investments and deposits	488	102	31	429
Trade receivables	1,106	950	291	985
Current tax assets	3	7	2	2
Other receivables	44	51	16	39
Deferred expenses - right of use	42	58	18	52
Inventory	94	107	33	73
	2,696	2,160	662	2,299

Non- current assets
Trade and other receivables	376	161	50	183
Deferred expenses - right of use	316	321	98	315
Property, plant and equipment, net	1,335	1,360	417	1,402
Intangible assets and others, net	1,249	2,154	661	2,188
Investments in equity accounted investees	146	140	43	131
Right-of-use assets, net	664	616	189	639
Deferred tax assets	-	6	2	-
	4,086	4,758	1,460	4,858
	6,782	6,918	2,122	7,157

Current liabilities
Current maturities of debentures and of loans from financial institutions	324	381	117	514
Current tax liabilities	5	2	1	-
Current maturities of lease liabilities	212	211	65	214
Trade payables and accrued expenses	615	704	216	768
Provisions	94	179	55	176
Other payables, including derivatives	235	250	76	257
	1,485	1,727	530	1,929
Non- current liabilities
Long-term loans from financial institutions	163	-	-	50
Debentures	2,711	2,744	842	2,723
Long-term lease liabilities	471	442	135	457
Provisions	23	29	9	30
Other long-term liabilities	3	40	12	41
Liability for employee rights upon retirement, net	18	11	3	11
Deferred taxes liabilities	34	40	12	36
	3,423	3,306	1,013	3,348
	4,908	5,033	1,543	5,277

Equity
Equity attributable to owners of the Company	1,874	1,885	579	1,880
	6,782	6,918	2,122	7,157

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

August 11, 2021
Date of approving the financial statements	Doron Cohen Chairman of the board	Avi Gabbay CEO	Shai Amsalem CFO

Cellcom Israel Ltd.
Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six month period ended June 30		Six- month period ended June 30	For the three month period ended June 30		Three- month period ended June 30	For the year ended December 31
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Revenues	1,747	2,036	625	855	1,003	308	3,676
Cost of revenues	(1,308)	(1,496)	(459)	(664)	(727)	(223)	(2,800)

Gross profit	439	540	166	191	276	85	876

Selling and marketing expenses	(264)	(327)	(101)	(119)	(159)	(49)	(580)
General and administrative expenses	(169)	(148)	(46)	(90)	(74)	(23)	(330)
Credit losses	(22)	-	-	(11)	-	-	(27)
Other (expenses) income, net	12	18	6	7	(10)	(3)	38

Operating profit (loss)	(4)	83	25	(22)	33	10	(23)

Financing income	6	5	2	10	1	-	10
Financing expenses	(104)	(92)	(28)	(44)	(50)	(15)	(182)
Financing expenses, net	(98)	(87)	(26)	(34)	(49)	(15)	(172)

Share in losses of equity accounted investees	(7)	(2)	(1)	(2)	-	-	(14)

Loss before taxes on income	(109)	(6)	(2)	(58)	(16)	(5)	(209)

Tax benefit (taxes on income)	20	(1)	-	12	2	1	39
Loss for the period	(89)	(7)	(2)	(46)	(14)	(4)	(170)
Attributable to:
Owners of the Company	(89)	(7)	(2)	(46)	(14)	(4)	(170)
Loss for the period	(89)	(7)	(2)	(46)	(14)	(4)	(170)

Loss per share
Basic loss per share (in NIS)	(0.60)	(0.04)	(0.01)	(0.30)	(0.09)	(0.03)	(1.11)

Diluted loss per share (in NIS)	(0.60)	(0.04)	(0.01)	(0.30)	(0.09)	(0.03)	(1.11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

	For the six month period ended June 30		Convenience translation into US dollar (Note 2D) For the six month period ended June 30	For the three month period ended June 30		Convenience translation into US dollar (Note 2D) For the three month period ended June 30	For the year ended December 31
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Loss for the period	(89)	(7)	(2)	(46)	(14)	(4)	(170)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges,net	-	1	-	(2)	-	-	(2)
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	1	-	(2)	-	-	(2)
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	-	-	-	2
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	2
Total other comprehensive profit (loss) for the period, net of tax	-	1	-	(2)	-	-	-
Total comprehensive loss for the period	(89)	(6)	(2)	(48)	(14)	(4)	(170)
Total comprehensive loss attributable to:
Owners of the Company	(89)	(6)	(2)	(48)	(14)	(4)	(170)
Total comprehensive loss for the period	(89)	(6)	(2)	(48)	(14)	(4)	(170)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
	Share capital	Share premium	Capital reserves	Retained earnings	Total equity	Convenience translation into US dollar (Note 2D)
	NIS millions					US$ millions
For the six months period ended June 30, 2021 (Unaudited)
Balance as of January 1, 2021
(Audited)	2	792	(2)	1,088	1,880	578
Comprehensive income (loss) for the period, net of tax
Loss for the period	-	-	-	(7)	(7)	(2)
Other comprehensive income for the period, net of tax	-	-	1	-	1	-
Share based payments	-	-	-	11	11	3
Balance as of June 30, 2021 (Unaudited)	2	792	(1)	1,092	1,885	579

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the six months period ended June 30, 2020 (Unaudited)
Balance as of January 1, 2020
(Audited)	2	623	24	1,236	1,885	2	1,887
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(89)	(89)	-	(89)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	8	8	-	8
Equity offering	-	-	5	-	5	-	5
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	-	(2)	(2)
Exercise of share options	-	79	(14)	-	65	-	65
Balance as of June 30, 2020 (Unaudited)	2	702	15	1,155	1,874	-	1,874

	Attributable to owners of the Company
	Share capital	Share premium	Capital reserves	Retained earnings	Total	Convenience translation into US dollar (Note 2D)
	NIS millions					US$ millions
For the three-month period ended June 30, 2021 (Unaudited)

Balance as of April 1, 2021
(Unaudited)	2	792	(1)	1,101	1,894	581
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(14)	(14)	(4)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	5	5	2
Balance as of June 30, 2021 (Unaudited)	2	792		1,092	1,885	579

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.
Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Capital reserves	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the three-month period ended June 30, 2020 (Unaudited)

Balance as of April 1, 2020 (Unaudited)	2	643	21	2	1,197	1,865	2	1,867
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	-	(46)	(46)	-	(46)
Other comprehensive loss for the period, net of tax	-	-	-	(2)	-	(2)	-	(2)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	-	4	4	-	4
Equity offering	-	-	5	-	-	5	-	5
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	-	-	(2)	(2)
Exercise of share options	-	59	(11)	-	-	48	-	48
Balance as of June 30, 2020 (Unaudited)	2	702	15	-	1,155	1,874	-	1,874

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Capital reserve	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions

For the year ended December 31, 2020 (Audited)

Balance as of January 1, 2020	2	623	24	-	1,236	1,885	2	1,887
Comprehensive loss for the year
Loss for the year	-	-	-		(170)	(170)	-	(170)
Other comprehensive income (loss) for the year, net of tax	-	-	-	(2)	2	-	-	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	-	20	20	-	20
Equity offering	-	-	5	-	-	5	-	5
Deduction of non-controlling interest due to loss of control in subsidiaries	-	-	-	-		-	(2)	(2)
Exercise of share options	-	169	(29)	-	-	140	-	140
Balance as of December 31, 2020	2	792	-	(2)	1,088	1,880	-	1,880

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.
Condensed Consolidated Interim Statements of Cash Flows

				Convenience translation into US dollar (Note 2D) For the six months period ended June 30				Convenience translation into US dollar (Note 2D) For the three months period ended June 30

	For the six months period ended June 30				For the three months period ended June 30				For the year ended December 31
	2020		2021	2021	2020		2021	2021	2020
	NIS millions			US$ millions	NIS millions			US$ millions	NIS millions
	(Unaudited)								(Audited)

Cash flows from operating activities
Loss for the period	(89)		(7)	(2)	(46)		(14)	(4)	(170)
Adjustments for:
Depreciation and amortization	460		453	138	240		227	70	924
Share based payments	8		11	3	4		5	2	20
Net change in fair value of investment property	3		3	1	1		1	-	7
Taxes on income (tax benefit)	(20)		1	-	(12)		(2)	(1)	(39)
Financing expenses, net	98		87	27	34		49	15	172
Other expenses (income)	(1)		(11)	(3)	(1)		2	1	7
Share in losses of equity accounted investees	7		2	1	2		-	-	14

Changes in operating assets and liabilities:
Change in inventory	(28)		(34)	(10)	(22)		10	3	(7)
Change in trade receivables (including long-term amounts)	113		34	10	41		57	17	125
Change in deferred expenses - right of use (including long-term amounts)	(23	) *	(33)	(10)	(11	) *	(15)	(5)	(50)
Change in other receivables (including long-term amounts)	(3	) *	(8)	(2)	(8	) *	1	0	-
Change in trade payables, accrued expenses and provisions	(28)		(51)	(16)	19		(101)	(31)	53
Change in other liabilities (including long-term amounts)	(38)		7	2	(36)		28	9	(51)
Payments for derivative hedging contracts, net	(17)		(3)	(1)	(5)		2	1	(3)
Income tax paid	(6)		(6)	(2)	(4)		(5)	(2)	(9)
Net cash from operating activities	436		445	136	196		245	75	993

Cash flows from investing activities
Acquisition of property, plant, and equipment	(137)		(131)	(40)	(71)		(79)	(25)	(296)
Additions to intangible assets and others	(95)		(101)	(31)	(43)		(49)	(15)	(203)
Acquisition of equity accounted investee	(3)		-	-	-		-	-	(3)
Change in current investments and deposits	(45)		327	100	(54)		310	95	89
Recepits from other derivative contracts, net	11		(1)	-	1		(3)	(1)	1
Interest received	5		-	-	4		-	-	5
Cash disposed from sale of shares in a consolidated company	(4)		-	-	(4)		-	-	-
Acquisition of subsidiary, less cash purchased	-		-	-	-		-	-	(608)
Net cash used in investing activities	(268)		94	29	(167)		179	54	(1,015)

* Reclassified

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience translation into US dollar (Note 2D) For the six months period ended June 30			Convenience translation into US dollar (Note 2D) For the three months period ended June 30

	For the six months period ended June 30			For the three months period ended June 30			For the year ended December 31
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(1)	-	-	-	-	-	(6)
Payments for long-term loans from financial institutions	(100)	(187)	(57)	(100)	(150)	(46)	(212)
Repayment of debentures	(223)	-	-	-	-	-	(417)
Proceeds from issuance of debentures, net of issuance costs	194	-	-	194	-	-	583
Interest paid	(77)	(80)	(25)	(14)	(11)	(3)	(130)
Equity offering	5	-	-	5	-	-	5
Proceeds from exercise of share options	65	-	-	48	-	-	140
Payment of principal of lease liabilities	(118)	(106)	(33)	(50)	(46)	(14)	(228)
Net cash from (used in) financing activities	(255)	(373)	(115)	83	(207)	(63)	(265)

Changes in cash and cash equivalents	(87)	166	50	112	217	66	(287)

Cash and cash equivalents as at the beginning of the period	1,006	719	221	807	668	205	1,006

Cash and cash equivalents as at the end of the period	919	885	271	919	885	271	719

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at June 30, 2021, comprise the Company and its subsidiaries (together referred to as the "Group") and the Group’s holdings in included entities. The Group operates and maintains telecommunications systems in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services and transmission services. The Company is controlled by Koor Industries Ltd. (directly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC."), a company without a controlling shareholder whose shares are traded on the Tel Aviv Stock Exchange. The Company's shares are traded on the Tel Aviv Stock Exchange (TASE).

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2020 (hereinafter - “the Annual Financial Statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 11, 2021.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, Investment property is measured at fair value. deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Use of estimates and judgments

Except the following, the estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Annual Financial Statements.

On June 27, 2021, the Israeli Ministry of Communications, or MOC, resolved to shutdown the 2G and 3G networks (the "Old Technologies") on December 31, 2025 (the "Due Date") (with an option to advance such date to January 1, 2025, subject to certain conditions) and certain interim arrangements until the Due Date, as part of the MOC intention to promote mobile communications infrastructure in Israel and turn radio frequency resources for the strengthening of 4G and 5G technologies. Further to this decision, the MOC ordered the extension of the allocations of the frequency bands allocated for the Old Technologies, to be used also with more advanced technologies, until 2030 year-end.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

D.	Use of estimates and judgments (cont'd)

As a result, the Company changed the useful life estimate of the equipment used by the Company to operate 2G and 3G networks until 2025 year-end, and extended the amortization period of its license fees regarding 2G and 3G frequencies until 2030 year-end.

The effect of those changes on the financial statements in current year and subsequent years are following:

	For the six month period ended December 31	For the year ended December 31
	2021	2022	2023	2024	2025	2026 - 2030
	NIS millions
	(Unaudited)
Decrease (increase) in depreciation expenses	12	12	3	(3)	(10)	(14)

E.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of June 30, 2021	3.260	226.47
As of June 30, 2020	3.466	223.11
As of December 31, 2020	3.215	223.34

Increase (decrease) during the period:

Six months ended June 30, 2021	1.40%	1.40%
Six months ended June 30, 2020	0.29%	(0.69)%
Three months ended June 30, 2021	(2.20)%	1.30%
Three months ended June 30, 2020	(2.78)%	(0.20)%
Year ended December 31, 2020	(6.97)%	(0.60)%

*According to 1993 base index.

F.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the three month period ended June 30, 2021, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2021 (NIS 3.260 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies

The accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the Annual Financial Statements.

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine the balance of assets or liabilities for those segments and therefore, they are not presented.

●	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	For the six months period ended June 30, 2021
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	1,374	662	-	2,036
Inter-segment revenues	7	70	(77)	-
Adjusted segment EBITDA *	336	232			568

Depreciation and amortization					(453)
Taxes on income					(1)
Financing income					5
Financing expenses					(92)
Other expenses					(21)
Share based payments					(11)
Share in losses of equity accounted investees					(2)
Loss for the period					(7)

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	For the six months period ended June 30, 2020
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	1,076	671	-	1,747
Inter-segment revenues	8	74	(82)	-
Adjusted segment EBITDA *	256	210			466

Depreciation and amortization					(460)
Tax benefit					20
Financing income					6
Financing expenses					(104)
Other expenses					(2)
Share based payments					(8)
Share in losses of equity accounted investees					(7)
Loss for the period					(89)

	For the three months period ended June 30, 2021
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	681	322	-	1,003
Inter-segment revenues	3	35	(38)	-
Adjusted segment EBITDA *	175	122			297

Depreciation and amortization					(227)
Tax benefit					2
Financing income					1
Financing expenses					(50)
Other expenses					(32)
Share based payments					(5)
Loss for the period					(14)

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	For the three months period ended June 30, 2020
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	528	327	-	855
Inter-segment revenues	4	37	(41)	-
Adjusted segment EBITDA *	125	97			222

Depreciation and amortization					(240)
Tax benefit					12
Financing income					10
Financing expenses					(44)
Share based payments					(4)
Share in losses of equity accounted investees					(2)
Loss for the period					(46)

	Year ended December 31, 2020
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,349	1,327	-	3,676
Inter-segment revenues	15	153	(168)	-
Adjusted segment EBITDA *	525	393			918

Depreciation and amortization					(924)
Tax benefit					39
Financing income					10
Financing expenses					(182)
Other income					3
Share based payments					(20)
Share in losses of equity accounted investees					(14)
Loss for the year					(170)

* Adjusted segment EBITDA as reviewed by the Group's CODM, represents the net profit before financing expenses, net, taxes, other income (expenses) that are not part of the Company's current activity (including provisions for legal claims that are included in other expenses section), depreciation and amortization, profits (losses) of equity account investees and share based payments. In addition, including other income (expenses) that are part of the Company's current activity, such as interest income in respect of transactions sale transactions in instalments and expenses in respect of a voluntary retirement plan. Adjusted Segment EBITDA is not a financial measure under IFRS and is not comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments (including derivatives), trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	June 30				December 31
	2020		2021		2020
	Book value	Fair value*	Book value	Fair value*	Book value	Fair value*
	NIS millions
Debentures including current maturities and accrued interest	(2,941)	(2,872)	(3,171)	(3,351)	(3,160)	(3,329)
Long-term loans from financial institutions including current maturities and accrued interest	(301)	(301)	-	-	(188)	(192)

*  The fair value of traded debentures was determined in accordance with market price as of reporting date. In July 2021, after the reporting date, the Company repaid  an amount of NIS 421 million of the debentures balance for principal and interest (in July 2020, NIS 229 million for principal and interest, and in January 2021 NIS 62 million for interest).

Note 6 - Revenues

Composition

	For the six month period ended June 30		For the three month period ended June 30		For the year ended December 31
	2020	2021	2020	2021	2020
	(Unaudited)				(Audited)
	NIS millions

Revenues from equipment	382	587	172	275	878

Revenues from services
Cellular services	719	868	354	436	1,543
Land-line communications services	592	537	302	270	1,153
Other services	54	44	27	22	102
Total revenues from services	1,365	1,449	683	728	2,798
Total revenues	1,747	2,036	855	1,003	3,676

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 – Loans

In June 2021, further to the continued improvement in the Group's cash flow and in order to reduce financing expenses, the Group prepaid a payment in a total amount of NIS 50 million from the remaining balance of a loan (which was supposed to be repaid in June 2022), following which the total repayment of loans, which were repaid in full, totaled an amount of NIS 150 million.

Note 8 - Impairment testing for cash-generating unit containing goodwill

As of December 31, 2020, the Company performed a quantitative assessment for each of its cash generating units and assessment if a reduction for the goodwill impairment for its cellular and fixed-line segments are required.

The recoverable amount of each of the Company's cash-generating units was evaluated by the company with the assistance of an external appraiser using the Value In Use model which was calculated using discounted cash flows method based on a projected five-year cash flows. The five-year projected cash flows were estimated in light of the long-term growth rate. The Company used a relevant discount rate, which reflected the specific risks associated with the future cash flows of its cash-generating units.

At the end of the second quarter of 2021, the Company examined if there are internal and external indications that could lead to a change in the assessment of the work performed as of December 31, 2020. The Company concluded that the development which happened during the second quarter of 2021 relating to the legal proceedings in relation to Marathon (018) Xfone ltd ("Xfone") might harm future revenues from the network sharing agreement between Xfone and the Company (for additional details, see Note 11(c)), and accordingly constitutes an indicator of impairment in the cellular segment that required examination of the recoverable amount of cash-generating unit that is attributed to the cellular segment.

The actual results of the Company may differ from those assumed in the Company's valuation method. It is possible that the Company's assumptions described above could change in the future. If any of these assumptions change materially from the Company's plans, it may lead to record an impairment of goodwill in the future. The book value of the goodwill that is attributed to the cellular segment as of June 30, 2021 is NIS 831 million.

These assumptions are as follows:

Cash generating unit Cellular segment

discount rate after tax	7.25%
Pre-tax discount rate	8.8%
Terminal value growth rate	1.5%
Market share in the long term	29.0%
ARPU in representative year	NIS 52.50

•	The terminal value growth rate is denominated in real terms.
•	The cash generating units have cash flows for 4.5 years, as included in their discounted cash flow model.
•	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.
•
The pre-tax discount rate is estimated and calculated using several assumptions, among others, cash generating units' Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

•	ARPU (Average revenue per user) in terminal year (except revenue from hosting services and national roaming services), in NIS.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Impairment testing for cash-generating unit containing goodwill (cont'd)

Sensitivity to changes in assumptions

The book value of the cash generating unit in the cellular segment is NIS 3,015 million, which is lower than the estimated recoverable amount of NIS 4,027 million, therefore, no impairment was recognized. Management has identified key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount:

Cash generating unit Cellular segment

Pre-tax discount rate	11.2%
Terminal value growth rate	(0.3)%
Market share	23.8%
ARPU	NIS 50.3

Determination of the fair value of cash generating units requires significant discretion, including considerations regarding the appropriate capital rates, final growth rates, weighted costs of capital and, the amount and timing of the expected future cash flows. the Company will continue to monitor the recoverable amount of its cash generating units to determine whether events and changes in circumstances such as deterioration in the business climate or operating results, continuous decline in the share price, changes in management’s business strategy or downward adjustments to the Company’ cash flows projections, warrant further impairment testing in future periods.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Contingent Liabilities

a.
The Group is involved in various lawsuits against it deriving from the ordinary course of business. The costs that may result from these lawsuits are only accrued when it is more likely in more than 50% that a monetary liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded in the financial statements is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the financial statements as of June 30, 2021, in respect of all lawsuits against the Group amounted to ILS 85 million.

Most of the purported class actions that are filed against the Group are claims by end customers of the Group, primarily for allegations regarding unlawful charges, conduct in breach of law or license, or breach of agreements with the customers, while causing pecuniary and non-pecuniary damages to the customers (hereinafter: “Consumer Claims”). In addition, various legal proceedings have been brought against the Group by employees, subcontractors, suppliers, authorities and others, most for allegations of violation of law with respect to termination of employment and mandatory payments to employees, allegations for breach of contract, copyright infringement, patent infringement and mandatory payments to authorities (hereinafter: “Other Claims”).

After the end of the reporting period, a purported class action was filed against the Group in an amount estimated by the plaintiffs to be approximately NIS 3 million. At this preliminary stage, it is not possible to assess its chances of success.

After the end of the reporting period, a purported class action against the Group in an amount estimated by the plaintiffs to be approximately NIS 100 million was terminated.

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristics. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group:

Group of claims	Claim amount	Claim amount for claims without an estimate of chance of success	Total
	NIS million
Consumer Claims	2,074 (1) (2)	7	2,081
Other Claims	8	-	8
Total	2,082	7	2,089

(1)
Including claims against the Group and other defendants together in a total amount of approximately ILS 700 million, without the Group noting the separate claim amount from the Group, and two additional claims against the Group and other defendants together in a total amount estimated by the plaintiffs to be approximately ILS 6 million.

(2)	There are additional claims against the Group for which no claim amount was noted, for which the Group may have additional exposure.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Contingent Liabilities (cont'd)

Described hereunder the number and amount of the claims as at June 30, 2021, divided down by amount of the claim:

Claim amount	Number of claims	Total claims amount (ILS millions)
Up to ILS 100 million *	38	678
ILS 100-500 million	3	705
Unquantified claims	15	-
Against the Group and other defendants together without specifying the amount claimed from the Group	2	700
Against the Group and other defendants together, in which the amount claimed from the Group has been quantified	2	6
Unquantified claims against the Group and other defendants	4	-
Total	64	2,089

* Including 22 claims filed against the Group by employees, subcontractors, suppliers, authorities and others as of June 30, 2021, in a total amount of approximately ILS 8 million.

b.
In June 2021, a judgment was given by the Israeli Central District Court in a class action lawsuit filed against the Group in December 2014, alleging that the Group charged the customers a full monthly billing cycle, even if they disconnected during the month and not at the cycle-end, which obliges the Group to pay an amount of NIS 32 million (including compensation to the plaintiff and attorneys' fees). The Group applied and received a stay order to pay the amount and it intends to appeal the judgment to the Israeli Supreme Court. In light of the judgment, the Group recorded a provision of the full amount in other expenses section in its financial statements for the second quarter of 2021.

Note 10 - Collective employment agreement

In April 2021, the Company and its subsidiary Dynamica, have entered into a collective employment agreement with the Company's employees' representatives and the Histadrut, an Israeli labor union, for a term of three years (2021-2023). The agreement includes policy and employment terms similar to those practiced with certain modifications, including a 3% average salary increase in 2022 and 2023 to entitled employees and mechanisms to allow the Company to improve its service level and operational excellence, among others, by constant improvement to our employees' quality and quantity. Employees' participation in the Company's gains – 12.5% over an annual operational net profit of NIS 400 million, divided quarterly, remains unchanged.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Material event in the reporting period

A.	Update on the Corona virus measures and possible implications

Further to Note 1B of the Annual Financial Statements for the year 2020, during the first half of the year 2021, the Company continued to experience a significant decline in roaming revenues from outgoing and incoming tourism as a result of only a partial return of the outgoing and incoming tourism. The Company estimates that the material adverse effect of roaming services on its results of operations is expected to continue in the near future insofar as the restrictions on the movement of outbound and inbound tourism shall continue.

Regarding the restrictions on trading and closure of malls - in light of the gradual opening of the Israeli economy, since the beginning of the year, the effect on the Company's results of operation in the first half of 2021 were insignificant.

The Company examined its sources of funding and liquidity, and estimates that it has the financial strength to deal with the implications of the crisis, among other things, in light of the diversity of its activity and its liquidity levels. The Company examined the effect of the crisis on the balance financial position including current assets, inventory, fixed assets, and influence on changes in leasing agreements and did not make any adjustments in material amounts due to the crisis.

Nevertheless, since this is an event that is outside the control of the Company and due to the ongoing nature of the crisis that is characterized by uncertainty, inter alia, regarding the time on which the pandemic shall slow down, as of the date of the financial statements, there is no certainty with respect to the scope of the impact on the Company and on the market in general, inter alia, in light of market conditions, and the stages of dealing with the pandemic in Israel and worldwide, the scope of unemployment, the scope of private consumption, concern for development of a local or global recession, -or additional outbreak of the virus. Such extensive effects, if occur, in whole or in part, could have an adverse effect on the business of the Group and the results of its operations.

B.	Investment agreement in IBC

Further to Note 32 F in the Annual Financial Statements, in February 2021, after receiving the required regulatory approvals, the transactions with Hot telecommunication systems Ltd. (together with its affiliated entities) ("HOT") in I.B.C (Unlimited) Holdings L.P ("IBC Partnership") was completed. As a result, a decrease in Company's holding in IBC Partnership, the Company recorded a one-time profit in the amount of NIS 14 million in Other income in during the first quarter of 2021.

C.	The Sharing Agreement with Xfone

Further to Note 32 D in the Annual Financial Statements of 2020, in April 2021, the mediation between the Company and Xfone was not successful, and on April 11, 2021, the court issued a temporary injunction which prohibits Xfone from executing the termination of the sharing agreement or entering into an agreement which contradicts the sharing agreement with the Company, which shall be in effect until a decision is made in the main claim. On June 15, 2021, Xfone filed unilaterally a motion to delay proceedings in the frame of which it petitioned, inter alia, to approve the sale of its operations to Widely Mobile Ltd. ("Widely"). The operations sale will not include the sharing agreement with the Company, which will be terminated upon the court's approval to the sale (the "Widely Offering"). On June 17, 2021, an interim stay of proceedings order against Xfone was granted unilaterally, including the legal proceedings taken by the Company against Xfone and annulment of temporary liens imposed by the Company regarding Xfone's assets, inclusive of Xfone's assets held by Xfone 018 Ltd. (Xfone parent company).

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Material event in the reporting period (cont'd)

C.	The Sharing Agreement with Xfone (cont'd)

An arrangement manager was also appointed in accordance with the Israeli Commissioner of Insolvency's recommendation. The Company filed an objection to the Widely Offering. On July 1, 2021, the court resolved, among others, that the interim stay of proceedings order will remain in force until further decision and that all relevant parties will attempt to resolve the disputes outside the court with the assistance of the Commissioner's representative and on August 8, 2021, granted the arrangement manager's request to convene creditors meetings to vote on the Widely Offering or another alternative, if one will present, as well as for determining a date to file debt claims.

Until June 17, 2021 (arrangement manager appointment date) Xfone continued not to pay the payments it is obligated to pay under the agreement and transferred only a partial amount. As of this date (June 17, 2021) as per the arrangement manager's instruction, xfone will pay a monthly payment to the Company in a total amount of NIS 8.2 million, including VAT, (including partial payment attributed to June 2021, which was paid to the Company at the beginning of July 2021). The total debt balance of Xfone in respect of the sharing agreement as reflected in the financial statement of the Company as of June 30, 2021, excluding VAT and provisions and including the amount Xfone was debited for its share in the joint network equipment, totaled approximately NIS 76 million. The revenues from Xfone included in the financial statement for the six month period ended June 30, 2021 totaled NIS 30 million.

D.	MOC demands return of financial benefit received by Golan

Further to Note 7 of the Annual Financial Statements for the year 2020, regarding a demand by the MOC from Golan Telecom ltd ("Golan"), a wholly owned subsidiary of the Group, return financial benefits it received from the MOC in the past (some of which have already been returned as mentioned in the note), as a condition for the approval of the Golan purchase transaction by the Group, on July 28, 2021, after the reporting date, the Group received the MOC's resolution by which Golan is required to return the balance of the monetary benefits, totaling approximately NIS 59 million as of the date of the demand. As mention in the Note, Golan recognized the full provision of the said demand (before its consolidation by the Company) in its financial statements. The Company studies its steps.

E.	Share based payments

In July 2021, after the end of the reporting period, the Company's organs approved to grant a certain non-director office holder and certain senior employees approximately 1.6 million options under the Company's 2015 Share Incentive Plan, to be vested in three equal installments on each of the first, second and third anniversary of the allocation date at an exercise price ranging between NIS 14.82 to NIS 17.33. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second and third installment may be exercised within 12 months from their vesting.

Cellcom Israel Ltd.

Separate Interim Financial Information

As at June 30, 2021

(Unaudited)

Contents

The accompanying review report is a non-binding translation into English of the original review report published in Hebrew. The version in Hebrew is the approved text.

To
The Shareholders of
Cellcom Israel Ltd.
Netanya, Israel

Re: Auditors' special report on separate financial information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate financial information disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Cellcom Israel Ltd (hereafter - the Company) as of June 30, 2021 and for the six and three months periods then ended. This separate financial information is the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on this separate financial information based on our review.

We did not review the financial information included in the financial statements of investees, the total net assets less total liabilities of which amounted to NIS 43 million as of June 30, 2021, and the Company's share in the loss of those investees amounted to NIS 17 million and NIS 10 million respectively, for the six and three months periods then ended.

The financial statements of those investees were reviewed by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those investees, is based on the reports of the other independent auditors.

Scope of review

We conducted our review in accordance with (Israel) Review Standard No. 2410, issued by the Israeli Institute of Certified Public Accountants regards "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing principles generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of the other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial statements do not present fairly, in all material respects, in conformity with Regulation 38D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Tel Aviv, Israel	Kesselman & Kesselman
August 11, 2021	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

C - 2

Cellcom Israel Ltd.
Condensed Interim Information of Financial Position

			Convenience
			translation
			into US dollar
			(Note 1C)
	June 30,	June 30,	June 30,	December 31,
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
	(Unaudited)			(Audited)

Current assets
Cash and cash equivalents	614	658	202	578
Current investments and deposits	458	-	-	310
Trade receivables	915	913	280	927
Current tax assets	-	6	2	3
Other receivables	26	39	12	32
Inventory	57	58	18	41

	2,070	1,674	514	1,891
Non- current assets
Trade and other receivables	364	185	57	170
Property, plant and equipment, net	1,233	1,261	387	1,295
Intangible assets and others, net	402	413	127	431
Investments in equity accounted investees	2,126	2,188	671	2,063
Loans from investees and capital notes	-	378	116	373
Right-of-use assets, net	643	591	181	607

	4,768	5,016	1,539	4,939

	6,838	6,690	2,053	6,830

Current liabilities
Current maturities of debentures and loans from financial institutions	324	381	117	514
Current tax liabilities	1	-	-	-
Current maturities of lease liabilities	198	198	61	198
Trade payables and accrued expenses	440	559	171	581
Provisions	87	108	33	89
Loans from investees companies	90	90	28	90
Other payables, including derivatives	168	203	62	169

	1,308	1,539	472	1,641
Non- current liabilities
Long-term loans from financial institutions	163	-	-	50
Debentures	2,711	2,744	842	2,723
Long-term lease liabilities	464	429	132	440
Provisions	23	29	9	30
Other long-term liabilities	2	40	12	41
Long-term loans from investees companies	242	-	-	-
Liability for employee rights upon retirement, net	17	9	3	9
Deferred taxes liabilities	34	15	5	16

	3,656	3,266	1,003	3,309

	4,964	4,805	1,475	4,950

Equity
Equity attributable to owners of the Company	1,874	1,885	578	1,880

	1,874	1,885	578	1,880

	6,838	6,690	2,053	6,830

The accompanying notes are an integral part of these Separate financial statements.

August 11, 2021
Date of approving the financial statements	Doron Cohen Chairman of the board	Avi Gabbay CEO	Shai Amsalem CFO

C - 3

Cellcom Israel Ltd.
Condensed Interim Information of Profit or Loss

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 1C)			(Note 1C)
	Six months period ended June 30,		Six months period ended June 30,	Three months period ended June 30,		Three months period ended June 30,	Year ended December 31,
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Revenues	1,134	1,336	409	558	664	204	2,381
Cost of revenues	(964)	(1,083)	(332)	(485)	(530)	(163)	(2,020)

Gross profit	170	253	77	73	134	41	361

Selling and marketing expenses	(175)	(210)	(64)	(76)	(101)	(31)	(390)
General and administrative expenses	(122)	(107)	(33)	(65)	(52)	(16)	(237)
Credit losses	(21)	-	-	(11)	(1)	0	(25)
Other income (expenses), net	13	22	7	6	(8)	(2)	45

Operating loss	(135)	(42)	(13)	(73)	(28)	(8)	(246)

Financing income	4	10	3	10	3	1	34
Financing expenses	(106)	(92)	(28)	(47)	(48)	(15)	(204)
Financing expenses, net	(102)	(82)	(25)	(37)	(45)	(14)	(170)

Share in profit of investees companies	124	115	35	50	56	17	204

Loss before taxes on income	(113)	(9)	(3)	(60)	(17)	(5)	(212)

Tax benefit	24	2	1	14	3	1	42
Loss for the period	(89)	(7)	(2)	(46)	(14)	(4)	(170)

The accompanying notes are an integral part of these Separate financial statements.

C - 4

Cellcom Israel Ltd.
Condensed Interim Information of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 1C)			(Note 1C)
	Six months period ended June 30,		Six months period ended June 30,	Three months period ended June 30,		Three months period ended June 30,	Year ended December 31,
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Loss for the period	(89)	(7)	(2)	(46)	(14)	(4)	(170)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net of tax	-	1	-	(2)	-	-	(2)
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	1	-	(2)	-	-	(2)
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	-	-	-	2
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	2
Total other comprehensive profit (loss) for the period, net of tax	-	1	-	(2)	-	-	-
Total comprehensive loss for the period	(89)	(6)	(2)	(48)	(14)	(4)	(170)

The accompanying notes are an integral part of these Separate financial statements.

C - 5

Cellcom Israel Ltd.
Separate Information on Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 1C)			(Note 1C)
	Six months period ended June 30,		Six months period ended June 30,	Three months period ended June 30,		Three months period ended June 30,	Year ended December 31,
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)
Cash flows from operating activities
Loss for the period	(89)	(7)	(2)	(46)	(14)	(4)	(170)

Adjustments for:
Depreciation and amortization	394	371	114	208	186	57	780
Share-based payments	8	11	3	4	5	2	20
Net change in fair value of investment property	3	3	1	1	1	-	7
Taxes on income (tax benefit)	(24)	(2)	(1)	(14)	(3)	(1)	(42)
Financing expenses, net	102	82	25	37	45	14	170
Other income	-	(11)	(3)	-	-	-	-
Share in profit of equity accounted investees	(124)	(115)	(35)	(50)	(56)	(17)	(204)

Changes in operating assets and liabilities:
Change in inventory	(17)	(17)	(5)	(7)	9	3	(1)
Change in trade receivables (including long-term amounts)	124	(24)	(7)	68	43	13	154
Change in other receivables (including long-term amounts)	8	-	-	(2)	5	2	(3)
Change in trade payables, accrued expenses and provisions	(50)	(6)	(2)	(26)	(28)	(9)	34
Change in other liabilities (including long-term liabilities)	(54)	56	17	(53)	27	8	(89)
Payments for derivative hedging contracts, net	(17)	(3)	(1)	(5)	2	1	(3)
Income tax paid	(2)	(4)	(1)	(1)	(3)	(1)	(7)
Net cash from operating activities	262	334	103	114	219	68	646

Cash flows from investing activities
Acquisition of property, plant and equipment	(100)	(112)	(34)	(69)	(62)	(19)	(262)
Acquisition of intangible assets and others	(90)	(87)	(27)	(57)	(43)	(13)	(181)
Investments in investee companies	(9)	(1)	-	-	-	-	(617)
Change in current investments, net	(43)	310	95	(52)	310	95	110
Receipts for other derivative contracts, net	11	(1)	-	1	(3)	(1)	1
Dividend received	-	-	-	-	-	-	195
Interest received	5	-	-	3	-	-	6
Net cash from (used in) investing activities	(226)	109	34	(174)	202	62	(748)

The accompanying notes are an integral part of these Separate financial statements.
C - 6

Cellcom Israel Ltd.
Condensed Interim Information of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 1C)			(Note 1C)
	Six months period ended June 30,		Six months period ended June 30,	Three months period ended June 30,		Three months period ended June 30,	Year ended December 31
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)
Cash flows from financing activities

Payments for derivative contracts, net	(1)	-	-	-	-	-	(6)
Repayment of long-term loans from financial institutions	(100)	(187)	(57)	(100)	(150)	(47)	(212)
Repayment of debentures	(223)	-	-	-	-	-	(417)
Receipt from issuance of debentures, net of issuance costs	194	-	-	194	-	-	596
Interest paid	(76)	(80)	(26)	(13)	(11)	(3)	(130)
Equity offering	5	-	-	5	-	-	5
Receipt of loan from investees	-	-	-	-	-	-	90
Proceeds from exercise of share options	65	-	-	48	-	-	140
Payment of principal of lease liabilities	(110)	(96)	(29)	(48)	(42)	(13)	(210)
Net cash from (used in) financing activities	(246)	(363)	(112)	86	(203)	(63)	(144)

Changes in cash and cash equivalents	(210)	80	25	26	218	67	(246)

Cash and cash equivalents as at the beginning of the period	824	578	177	588	440	135	824

Cash and cash equivalents as at the end of the period	614	658	202	614	658	202	578

The accompanying notes are an integral part of these Separate financial statements.
C - 7

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 1- Basis of Preparation of the Financial Information

A. Definitions

Presented hereunder is condensed financial information from the Group’s condensed consolidated financial statements as at June 30, 2021 (hereinafter – the consolidated financial statements), which are issued as part of the periodic reports, and which are attributed to the Company itself (hereinafter – separate financial information), and are presented in accordance with Regulation 38D (hereinafter – the Regulation) and the tenth addendum to the Securities Regulations (Periodic and Immediate Reports) – 1970 (hereinafter – the tenth addendum) regarding separate financial information of an entity.

Unless stated otherwise, all the terms presented in the separate financial information are as defined in the Company's consolidated financial statements as of December 31, 2020 (hereinafter: "the consolidated financial statements").

"The Company" – Cellcom Israel Ltd.

"Investee companies" – Subsidiaries and companies accounted on the equity basis.

"Inter-company transactions" – transactions between the company and her investees.

"Inter-company balance", "Inter-company revenues and expenses", "Inter-company cash flows" – balances, revenues or expenses, and cash flows, depending on the matter, arising from inter-company transactions, which eliminated in the consolidated financial statements.

B. Basis of preparation of the financial Information

Accounting Policy in the condensed separate interim financial information, is in accordance with the accounting policies, which detailed in the separate financial information as of December 31, 2020.

      C. Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of and for the six and three month period ended June 30, 2021, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2021 (NIS 3.26 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 2 - Commitments, loans and significant transactions with Investees

A.	Investments and ownership interest in investee companies

	Company's ownership interest in the investee	June 30,		Convenience translation into US dollar (Note 1C) June 30,	December 31,
		2020	2021	2021	2020
		NIS millions		US$ millions	NIS millions
Cellcom Fixed Line Communication L.P.	100%	1,832	1,525	467	1,412
Golan Telecom Ltd.	100%	-	394	121	398
Dynamica Cellular Ltd.	100%	147	129	40	121
I.B.C (Unlimited) Holdings L.P.	33%-50%	146	139	43	130
Other Companies	-	1	1	-	2
		2,126	2,188	671	2,063

C - 8

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 2 - Commitments, loans and significant transactions with Investees (cont'd)

B.	Loans to investee companies

	June 30,		Convenience translation into US dollar (Note 1C) June 30,	December 31,
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions

Loan to Golan Telecom Ltd. *	-	128	39	123
Capital Note - Golan Telecom Ltd.	-	250	77	250
	-	378	116	373

* The loan was granted as part of the sharing network agreement singing in 2017, half of which in includes an annual interest rate of 1.85% and is linked to the CPI, the other half includes an interest rate of 3.5% and is not linked.

C.	Loans from investee companies

	June 30,		Convenience translation into US dollar (Note 1C) June 30,	December 31,
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
Short-term loan from Cellcom Fixed Line Communication L.P. *	90	90	28	90

Long-term loan from Cellcom Fixed Line Communication L.P. *	242	-	-	-

* The loan includes an annual interest rate of 2.6% and is not linked.

D.	Dividend's and share of profits from limited partnerships

	Six-month period ended June 30,		Three-month period ended June 30,		Year ended December 31,
	2020	2021	2020	2021	2020
	NIS millions
Cellcom Fixed Line Communication L.P.	-	-	-	-	510
Dynamica Cellular Ltd.	-	-	-	-	25
	-	-	-	-	535

C - 9

Cellcom Israel Ltd.

Additional Information to the Separate Financial Information

Note 3 - Events during and after the reporting period

A.	For additional information regarding an early repayment of a loan, see Note 7 to the consolidated interim financial statements.

B.	For additional information regarding the Covid-19 virus and his possible effects on the company, see Note 11 A to the consolidated interim financial statements.

C.	For additional information regarding the investment agreement under which HOT entered as partner at I.B.C (Unlimited) Holdings L.P., see Note 11 B to the consolidated interim financial statements.

D.	For additional information regarding the collective employment agreement signed between the employees and the company, see Note 10 to the consolidated interim financial statements.

E.	For additional information regarding the dispute with Xfone and legal steps taken by the Company against Xfone, see Note 11 C to the consolidated interim financial statements.

C - 10

Cellcom Israel Ltd.

Condensed Consolidated Interim
Financial Statements Pro forma

As at June 30, 2021
(Unaudited)

The accompanying review report is a non-binding translation into English of the original review report published in Hebrew. The version in Hebrew is the approved text.

Auditors' review to the shareholders of CELLCOM ISRAEL LTD

We have reviewed the proforma separate financial information of Cellcom Israel Ltd. (hereinafter - the Company) and Golan Telecom Ltd (hereinafter - the acquiree) for the six and three months period ended June 30, 2020 (hereinafter - the proforma report). These proforma financial statements are the responsibility of the Company’s Board of Directors and Management in accordance with the assumptions indicated in the proforma reports. Our responsibility is to express a conclusion on these interim proforma separate financial information based on our review.

We did not review the proforma financial information for the six and three months period of the acquiree, whose revenue included in the consolidation comprise 14% of total proforma consolidated revenue for the six and three months period ended June 30, 2020. The financial statements of that company were reviewed by other auditors whose reports were furnished to us and our conclusion, to the extent that it relates to the amounts included for those companies, is based on the reports of the other auditors.

We conducted our review in accordance with (Israel) Review Standard No. 2410, issued by the Israeli Institute of Certified Public Accountants regards "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing principles generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review and the review reports of the other auditors, nothing has come to our attention that causes us to believe that proforma separate financial information do not present, in all material respects, in accordance with the provisions of Regulation 38B to the Israel Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumptions indicated in the proforma reports.

Tel Aviv, Israel	Kesselman & Kesselman
August 11, 2021	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

C - 2

Cellcom Israel Ltd.
Condensed Consolidated Interim Financial Statements Pro forma

	Six-month period ended June 30, 2020
	NIS millions
	(Unaudited)
	Cellcom as previously reported	Golan as previously reported	Pro forma adjustments	Pro forma data

Revenues	1,747	267	(99)	1,915
Cost of revenues	(1,308)	(167)	68	(1,407)

Gross profit (loss)	439	100	(31)	508

Selling and marketing expenses	(264)	(32)	(10)	(306)
General and administrative expenses	(169)	(6)	1	(174)
Credit losses	(22)	(1)	-	(23)
Other income (expenses), net	12	(1)	-	11

Operating profit (loss)	(4)	60	(40)	16

Financing income	6	-	(2)	4
Financing expenses	(104)	(22)	21	(105)
Financing expenses, net	(98)	(22)	19	(101)

Share in losses of equity accounted investees	(7)	(1)	-	(8)

Profit (loss) before taxes on income	(109)	37	(21)	(93)

Tax benefit (taxes on income)	20	36	(40)	16
Profit (loss) for the period	(89)	73	(61)	(77)
Attributable to:
Owners of the Company	(89)	73	(61)	(77)
Non-controlling interests	-	-	-	-
Profit (loss) for the period	(89)	73	(61)	(77)

Loss per share
Basic loss per share (in NIS)	(0.61)	-	-	(0.51)

Diluted loss per share (in NIS)	(0.61)	-	-	(0.51)

August 11, 2021
Date of approving the financial statements	Doron Cohen Chairman of the board	Avi Gabbay CEO	Shai Amsalem CFO

C - 3

Cellcom Israel Ltd.
Condensed Consolidated Interim Financial Statements Pro forma

	Three-month period ended June 30, 2020
	NIS millions
	(Unaudited)
	Cellcom as previously reported	Golan as previously reported	Pro forma adjustments	Pro forma data

Revenues	855	135	(50)	940
Cost of revenues	(664)	(85)	34	(715)

Gross profit (loss)	191	50	(16)	225

Selling and marketing expenses	(119)	(15)	(5)	(139)
General and administrative expenses	(90)	(3)	-	(93)
Credit losses	(11)	-	-	(11)
Other income (expenses), net	7	(1)	-	6

Operating profit (loss)	(22)	31	(21)	(12)

Financing income	(3)	-	(1)	(4)
Financing expenses	(31)	(11)	11	(31)
Financing expenses, net	(34)	(11)	10	(35)

Share in losses of equity accounted investees	(2)	(1)	-	(3)

Profit (loss) before taxes on income	(58)	19	(11)	(50)

Tax benefit (taxes on income)	12	36	(38)	10
Profit (loss) for the period	(46)	55	(49)	(40)
Attributable to:
Owners of the Company	(46)	55	(49)	(40)
Non-controlling interests	-	-	-	-
Profit (loss) for the period	(46)	55	(49)	(40)

Loss per share
Basic loss per share (in NIS)	(0.31)	-	-	(0.26)
	-	-	-	-
Diluted loss per share (in NIS)	(0.31)	-	-	(0.26)

C - 4

Cellcom Israel Ltd.
Condensed Consolidated Interim Financial Statements Pro forma

	Year ended December 31, 2020
	NIS millions
	(Audited)
	Cellcom as previously reported	Golan as previously reported	Pro forma adjustments	Pro forma data

Revenues	3,676	532	(308)	3,900
Cost of revenues	(2,800)	(395)	262	(2,933)

Gross profit (loss)	876	137	(46)	967

Selling and marketing expenses	(580)	(64)	7	(637)
General and administrative expenses	(330)	(11)	4	(337)
Credit losses	(27)	(2)	1	(28)
Other income (expenses), net	38	(71)	68	35

Operating profit (loss)	(23)	(11)	34	-

Financing income	10	1	(3)	8
Financing expenses	(182)	(43)	41	(184)
Financing expenses, net	(172)	(42)	38	(176)

Share in losses of equity accounted investees	(14)	(1)	-	(15)

Profit (loss) before taxes on income	(209)	(54)	72	(191)

Tax benefit (taxes on income)	39	38	(43)	34
Profit (loss) for the period	(170)	(16)	29	(157)
Attributable to:
Owners of the Company	(170)	(16)	29	(157)
Non-controlling interests	-	-	-	-
Profit (loss) for the period	(170)	(16)	29	(157)

Loss per share
Basic loss per share (in NIS)	(1.11)	-	-	(1.02)

Diluted loss per share (in NIS)	(1.11)	-	-	(1.02)

C - 5

Cellcom Israel Ltd.
Condensed Consolidated Interim Financial Statements Pro forma

Pro forma event and assumptions

A.	Pro forma event

As stated in Note 7 of the Company's consolidated financial statements, on August 26, 2020 the company completed the full acquisition of Golan Telecom Ltd. (hereinafter: "Golan") entire share capital, which provides cellular communication services.

A summary of pro forma statements on income is presented below, prepared in order to reflect the Company’s consolidated financial statements, when these include Golan’s revenues and expenses for the reporting periods presented below.

The accounting policy implemented in the pro form consolidated financial statements is consistent with that implemented in preparing the Company’s consolidated statements.

B.	Pro forma assumptions

The assumptions used as the basis for preparing the pro form consolidated financial statements are presented below:

1.	The Golan Acquisition, as provided in Section a. above, was completed on the pro forma starting date, i.e. January 1, 2018.

2.
The purchase amount was attributed to Golan’s recognized assets, net, and to goodwill, as detailed in Note 7 of the company's consolidated financial statements. The pro forma consolidated statements of income include the reduction of the cost surpluses created in the Acquisition, starting from the pro forma starting date. The cost surpluses attributed to intangible assets - customer relations and brand name, were amortized at foregoing in Section b. above and were included in the selling and marketing expenses section in the pro forma consolidated financial statements.

3.
In light of the Golan Acquisition, management fee expenses in the statements were cancelled, that were attributed to Electric Consumer Products (1971) Ltd. (the former controlling shareholder in Golan), as were salary expenses for the allocation of options to officers in Golan, that were recognized in Golan’s financial statements.

4.
These pro forma statements include cancellation of intercompany transactions between Golan and Cellcom, that include, inter alia, interest expenses accrued in the pro forma period between Golan and Cellcom for a loan taken from Cellcom, cancellation of revenues for the cooperation agreement registered in Cellcom, cancellation of accounting registrations performed in Golan’s financial statements for the cooperation agreement before the Acquisition date, this to reflect Golan’s financial results after the completion of the transaction and as expressed in the Company’s consolidated financial statements.

5.	The pro forma statements include a statutory tax rate at the rate of 23% on Golan’s profit before tax and on the pro forma adjustments that were performed.

6.
In order to prevent duplication, Golan's result's from the acquisition date, which included in "Cellcom as reported" and in "Golan as reported" columns, were cancelled in "pro forma adjustments" column.

C - 6

Cellcom Israel Ltd.

Goodwill Impairment Test – Mobile Segment

As of June 30, 2021

The official and binding version of the impairment study was conducted and formed in Hebrew. This English version hereinafter was translated for convenience purposes only.

Greetings

We were asked by Cellcom Israel Ltd. (hereinafter: “Cellcom” and/or “the Company” and/or “the Work Commissioner”) to test and assess whether the Company needs to recognize an impairment loss for the goodwill listed in the Company's balance sheets, which is attributed to its mobile segment (hereinafter: “Mobile Segment”) as of June 30 2021 (hereinafter: “the Assessment Date”), in accordance with International Accounting Standard 36 Impairment of Assets (hereinafter: “IAS 36”).

The engagement between BDO Ziv Haft Consultation and Management Ltd. (hereinafter: “BDO”) and the Work Commissioner was approved and signed by Mr. Ronen Shalaz, Company Accountant (hereinafter: “the Engagement Agreement”), on July 19 2021 (hereinafter: “the Engagement Date”).

Our findings will be used by the Company, its management and its auditors, for financial reporting purposes within the framework of generally accepted Israeli accounting and financial reporting principles required by law including in accordance with International Accounting Standard 36 Impairment of Assets (IAS 36) This paper is for the exclusive use of the Company, its management and its independent auditors, in accordance with all applicable laws.

In order to prepare this paper, we relied on the accuracy, comprehensiveness and timeliness of the information received from the Company and from various elements connected to the Company's activity. We have no reason to believe that the data at the basis of our work is not reliable, complete or fair, and we did not conduct our own independent examination of this information with the exception of examination of its reasonability. Reliance on this information does not constitute verification or confirmation of its veracity. No due diligence was carried out during the preparation of this opinion and it has no pretense of including all of the information, tests and checks or any other information included in due diligence.

We did not examine the information on an independent basis, other than in terms of reasonability, as follows:

◾	An analysis of the Company's business results in recent years and performance of a probability test of the forecasts we used in this document;
◾	Examination of the Company’s compliance with its quarterly and annual budgets;
◾	An examination of the structure of the Company's expenses;

Economic opinions are not a precise science, and are supposed to provide a reasonable and fair reflection of a certain situation at a certain time, on the basis of known data, basic assumptions made and forecasts assessed. Changes to key variables and/or information may alter the basis of the base assumptions and accordingly, the conclusions.

Calculations in this paper were performed using an electronic spreadsheet, and therefore rounding errors are possible.

We hereby note that we are not dependent on the Company and we are not interested parties nor are we expected to become interested parties in any of the Group companies or in their assets in the future. In addition, we have no personal interest in the Company’s securities. We are not dependent on the Company as this term is defined in the Securities Law, 1955 and resulting regulations, including the Accountants’ Regulations (Conflict of Interest and Harm to Independence as a Result of Other Occupation), 2009, in the auditing standards and rules of professional behavior of the Israeli Institute of Certified Public Accountants, and in accordance with the ruling of the Securities Authority (on the subject of independence), in accordance with Section H(b) of the Securities Law 1968.

We shall also note that no stipulations were made the for the receipt of our fee contingent on the results of this opinion.

Disclosure on the Indemnification of the Appraiser for Their Work

In accordance with the Engagement Agreement, if we are required to pay any sum to any third party pertaining to the performance of the services specified in the Engagement Agreement, via legal proceeding or some other binding proceeding, Cellcom undertakes to indemnify us for any such sum we pay, beyond a sum equal to three times our fee, so long as Cellcom is given the right to defend itself, and all with the exception of cases of negligence or malice on behalf of BDO, in which case no indemnification or compensation shall apply.

Note that only authorized personnel shall have access to this document.

We are aware of the fact and that we agree that this paper will be used in and/or be included in the Company’s June 30 2021 reports, including reports included within the framework of shelf prospectuses or shelf offering reports published by the Company, as well as in any immediate report in accordance with the Securities Law, 1968 and its regulations, which according to legal requirements the companies in question will be required to include the economic paper. No other use may be made of this opinion except for that noted above, including publishing it or quoting it in full or in part, and it may not be transferred to any third party without our express advance approval.

Details on the Appraiser and Their Expertise

BDO Consulting and Management Ltd – founded by the partners of the BDO accounting firm. BDO Consulting and Management is part of the international BDO Network, which provides a broad variety of business services needed for national and international businesses in any sector. Our company has extensive experience in the following areas: valuation of businesses, financial due diligence and tax due diligence, valuation of goodwill and intangible assets, financial analyses, building business plans, financing consulting for PFI/PPP projects, mergers and acquisitions, investment banking and more.

Mr. Moti Dattelkramer, C.P.A., Head of Corporate Finance

Current position – partner, Head of Corporate Finance Department.

Background and employment experience – Moti has a B.A. in Economics and Computer Sciences and an MBA from Bar Ilan University. Moti has over 10 years of experience consulting companies and government ministries. As part of his current position at the consulting company, Moti manages a team of economists and accountants dealing with valuations, PPA, business plans, due diligence, impairment tests, appraising financial instruments and more.

Within the framework of his work, Moti has been involved in a broad variety of valuations, business plans, strategic plans and due diligence in a variety of areas of activity such as communications, media, technology, traditional industry, food, real estate, medical equipment and finance.

The following are details of appraisals of similar or larger scopes, carried out by the appraiser:

◾	Elbit Systems – performing a variety of works: valuations, PPA and impairment tests;

◾	Discount Investments – valuation of Cellcom for the purpose of testing the impairment of an investment;

◾	Supergas – valuation for the purpose of testing impairment;

◾	Partner – valuation for the purpose of testing impairment of the land-based communications sector;

◾	One1 Software Services – performing a variety of works: valuations, PPA and impairment tests;

◾	Delek Group – performing a variety of works: valuations and PPA;

◾	Given Imaging – performing a variety of works: valuations and impairment tests;

◾	Gazit Globe – performing a variety of works: PPA and impairment tests;

◾	Arko Holdings / GPM Investments – performing a variety of works: valuations and impairment tests of GPM Investments;

Sources of Information

Our work was detailed on the following data, documents and presentations:

◾
The Company's audited financial statements for 2019-2020 and the reviewed financial statements for the first half of 2021, presented in accordance with the International Financial Reporting Standards (hereinafter: "IFRS");

◾	The Company’s draft Financial Statements as of June 30 2021, divided into Mobile Segment and Landline Segment;

◾	Gain/loss data for the first half of 2021 presented according to Management data;

◾	Budget analysis versus execution in the first half of 2021 as well as the Company's forecast for the second half of 2021;

◾	Electronic spreadsheets with other information pertaining to the Company's activity;

◾	Additional data provided by Company Management;

◾	Public information.

Summary of Findings

Based on our work and the findings detailed in it, we have reached the conclusion that as of June 30 2021, the value in use of the mobile segment cash-generating unit is higher than its carrying amount, and therefore no impairment provision is needed.

The following table presents the results of the impairment test (in millions of NIS):

Millions of NIS	30.6.21
Recoverable Sum	4,027
Carrying Amount	3,015
Need for Impairment	–

Respectfully,
Moti Dettelkramer, C.P.A.
BDO Ziv Haft Consulting and Management Ltd.

Signing date:

Chapter 1

The Company and its Activity

General

Cellcom Israel Ltd. is a public company incorporated in Israel, the shares and securities of which are listed for trade on the Tel Aviv Securities Exchange. Until February 8 2021 the shares were also listed for trade on the New York Stock Exchange.

Cellcom is a provider of communications services, primarily offering its customers cellular communications services, landline (land-line) telephone services, international telephone services, internet services, transmissions and data communications, television services, and other associated services. The Company’s services are divided between the mobile and landline segments as will be expanded on below.

The Company is a subsidiary of Discount Investments (hereinafter: “DIC”) which until the end of 2020 was under the control of Dolphin IL Investments Ltd, a company under the indirect control of Mr. Eduardo Alstein. Towards the end of 2020, The court ratified the sale of the controlling shares (82%) in DIC to a group of investors headed by Mega Or, under the control of Tzachi Nachmias. As of the date of this paper, DIC is a company without a controlling interest, which is held by Mega Or (29.9%), Elco (29.8%), Rami Levi (10.8%) and the public (29.5%).

Discount Investments’ indirect holding rate, as of this opinion, of the Company's issued stock capital, is 46% and Discount Investments' voting rights in the Company amount to 48.1%.

The remaining holdings in Cellcom are held by various institutional bodies (19.16%) and the public (34.84%).

Mobile Segment

Cellcom provides cellular communications services in Israel according to a general license from the Ministry of Communications, which is valid until the end of January 2022, and a unified general license, which is valid until the end of August 2023, and held by the subsidiary, Golan (hereinafter: the "Cellular License").

Cellular Activity

As of June 30 2021, Cellcom provides cellular services to 3.2 million subscribers over a number of networks, most of which are nationally deployed, which include calls, sending and receiving messages and internet access. Cellcom also provides its customers with other associated services and also offers end equipment (mainly mobile phones and other end equipment such as tablets), and repair services for end equipment.

As of June 30 2021, after the purchase of Golan as will be detailed below, Cellcom has the largest market share in Israel in the field of cellular services, with a 30.3% market share.

Over the course of August 2020 a tender was held for frequencies, including 5th generation frequency which existing cellular providers participated. In accordance with the results of the tender, it was decided that Cellcom (along with XFONE) would pay NIS 115 million in 2022 in return for the allocation of frequencies they won in the tender within the 700, 2600 and 3500 range.

Acquisition of Golan Telecom

On August 26 2020, the acquisition of the full stock capital of Golan Telecom Ltd. (“Golan”)by Cellcom was completed1. Pursuant to the approval of the transaction by the Ministry of Communications, the latter established certain conditions for approval, including turning Golan Telecom into a virtual operator (MVNO) on a temporary basis and demanding that Golan Telecom refund monetary benefits it received in the past, to the sum of NIS 75 million. Until the completion of Golan’s hearing on this matter, the Ministry of Communications has determined that Golan must provide autonomic collateral for the full recoverable sum as a condition for transferring control in it. In the first quarter of 2021, Golan paid the Ministry of Communications NIS 17 million of the said sum (and the collateral amount was respectively reduced) and in July 2021, the Ministry decided that Golan was to return the balance amount as well. These amounts were allocated in Golan’s financial statements prior to its consolidation by Cellcom.

The total proceeds of the transaction amounted to approximately NIS 613 million, which was paid in cash and comprised of a basic compensation sum as well as additional adjustments (a net sum of NIS 545 million, after deducting the balance of cash in Golan’s coffers immediately prior to completing the transaction).

1Immediate report by Cellcom to the Tel Aviv Securities Exchange from August 26 2020.

Hospitality and Sharing Agreement with XFONE

In July 2016 the Company engaged with Marathon 018 XFONE Ltd. (hereinafter: “XFONE”), which had won 4G frequencies in the 2015 frequencies tender, in a 4th Generation network sharing agreement and 2nd and 3rd Generation network hosting services (hereinafter: “the XFONE Agreement”). The XFONE Agreement establishes accounting mechanisms between the parties in the agreement period (including discount mechanisms) and states that XFONE may choose, at its discretion, that the proceeds during the first 5 years of the XFONE agreement would be carried out based on the calculation of proceeds per subscriber, so that XFONE would bear a monthly payment per subscriber of NIS 25 in the first year, NIS 27.5 in the second year and NIS 30 subsequently, but in any event no less than certain yearly minimum sums (in a range between NIS 20 million in the first year and NIS 110 million in the fifth year). Over the course of April 2018, XFONE began marketing its mobile telephone services in Israel, and started recruiting subscribes as a result. The agreement will remain in effect for 10 years, unless extended by the parties.

On November 16 2020 Cellcom reported for the first time that XFONE had not paid the monthly payment that was supposed to have been redeemed on October 31 2020. On December 9 2020 Cellcom reported that XFONE had not redeemed an additional monthly payment.

On January 31 2020 Cellcom reported that XFONE had informed it that it was cancelling the sharing agreement, on the grounds that Cellcom had made a material violation of the sharing agreement by purchasing Golan. On February 8 2021 the Company filed a suit to enforce the sharing agreement including paying XFONE’s debts as well as motions for temporary remedies against XFONE, including seizing money belonging to XFONE and preventing it from engaging in agreements contrary to the sharing agreement. On April 11, 2021, after Cellcom notified the court that the mediation proceeding held with XFONE was unsuccessful, the court decided to issue a temporary restraining order prohibiting XFONE from entering into an agreement contrary to the sharing agreement or executing the cancellation notice. On June 15, 2021, XFONE filed an ex-parte motion for the delay of the proceedings against it, in the framework of which it petitioned, among other things, for the approval of the sale of its activity to Widely Mobile Ltd. ("Widely") for the purpose of its rehabilitation ("Widely Proposal"). According to the motion, the sale of the activity would not include the sharing agreement with Cellcom, which would terminate upon the sale of the activity. On June 17, 2021, a stay of proceedings was issued against XFONE, including a stay of the legal proceedings taken by Cellcom against XFONE, and an arrangement manager was appointed. Cellcom filed an opposition to the proposed agreement with Widely and On July 1, 2021, the court determined to refer the parties to try and resolve the dispute outside of court, and on the 4th of August, the court agreed to the arrangement manger motion to order the convening of a creditors’ meeting to vote on the Widely Proposal or any other proposal, and determine a deadline for filing debt claims (hereinafter: the “XFONE Event” or the ”Event”).

Landline Segment

Cellcom provides a variety of services in the Landline segment, including via Cellcom Line Communications:

•	Television over internet services (hereinafter: “Cellcom TV Services”)*;

•	Internet infrastructure services;

•	Internet access services (hereinafter: “ISP” and/or “Internet Services Provider”);

•	International telephone carrier services (hereinafter: “ITC Services”;

•	Landline telephone services;

•	Data transmission and communications services;

•	Additional services such as conference call services, cloud services and information security.

As of June, 30 2021 the Company has 296,000 internet subscribers and 250,000 television subscribers, which include television services only or as part of Triple packages.

Investment in Fiber Optic Infrastructure

In July 2019, the Company completed its investment transaction in the shares of IBC Israel Broadband Company Ltd. (2013) (“IBC”). Pursuant to this, the Company engaged with the Israel Infrastructure Fund (“IIF”) in agreements to establish a limited partnership, jointly owned in equal shares, which will purchase 70% of IBC’s shares (“the IBC Partnership”) as well as in an agreement to purchase such shares with IBC and with other primary shareholders and debtors. In addition, the Company engaged in agreements with IBC to sell its fiber infrastructure in residential areas to IBC and an irrevocable usage agreement for the IBC fiber network.

In September 2020, the Company and IIF signed an investment agreement with HOT Cable Communications Systems Ltd. (“HOT”), according to which HOT would become an equal partner in the IBC partnership, holding 70% of IBC’s issued stock capital. The transaction was completed in February 2021 after receiving the required regulatory approvals.

The Corona Virus

At the end of 2019 the Covid-19 pandemic emerged in China, spreading in early 2020 to many countries around the world, including Israel (“the Covid-19 Crisis”). In January 2020 the World Health Organization declared the Covid-19 outbreak a global state of emergency and in March 2020 the WHO declared a global pandemic. The Covid-19 crisis is an irregular event with macroeconomic implications. Following this event, starting March 2020 the State of Israel (like many other countries) took significant steps to prevent the spread of the virus. These steps include, among other things, restrictions on civilian movement and employment, restrictions on gatherings and events, restrictions on commercial activities, closing borders between countries, closing culture and leisure venues and a significant decrease in the number of workers present at work places.

The Company, which belongs to a total infrastructure segment that requires the continued operation of services to Israeli customers, continued to provide high quality services to all of its customers. At the same time, the imposition of lateral restrictions that include, among other things, closing the skies in Israel and around the world and placing restrictions on the movement of civilians in Israel and elsewhere, from the start of the Covid-19 crisis, has led to a significant drop in international tourism, outgoing and incoming, and to significant damage to the Company’s revenues from roaming services of Company customers abroad and revenues from roaming services for tourists visiting Israel in 2020. Furthermore, as a result of the restrictions on trade and the closing of shopping malls and commercial centers, the Company closed the various points of sale and services operated by it for a certain period during the lockdowns. Note also that in 2020, the Company has taken various steps to lower the impacts described above, among other things, by decreasing expenses and applying streamlining steps, that include, among other things, furloughing workers for a certain period of time, reducing rental costs and property taxes (after closing service centers and points of sale), diverting sales to the Company's digital channels and so on.

During the first half of 2021, the Company continued to experience a significant decrease in the roaming services revenues of outbound and inbound tourism as a result of only a partial return of outbound and inbound tourism. The Company estimates that the material adverse effect of roaming services on the results of its activity is expected to continue in the near future, as long as restrictions on inbound and outbound traffic from Israel will continue. At the start of 2021, a gradual opening (until complete opening during the second quarter) of the Israeli economy had begun so that the effect of the lockdown on the sale of end equipment was not significant.

As of the end of June 2021 there is an indication for re-spread of Covid-19, especially the spreading of the Delta variant which was first detected in India at mid of July 2021. Due to an increase in Covid-19 cases in many countries across the world, including Israel, the Israeli government has started to consider imposing restrictions on the Israeli economy and accordingly announced that in a the scenario where spreading will continue, more restrictions will be imposed including full closure during Israeli holidays celebrated in September.

Implications of the Spread of the Covid-19 Coronavirus on Aspects of Liquidity, Financial Status and Sources of Finance

The Company examined its sources of finance and liquidity and estimates that it has the financial fortitude to face the implications of the crisis, among other things in light of the diversification of its areas of activity and the scope of its liquid balances. At the same time, as the event is not under the Company’s control and due to the ongoing nature of the crisis, which is characterized by uncertainty, among other things, regarding the date the spread of the pandemic will be halted, as of the publish date of this article, no certainty exists regarding the scope of the impact on the Company and on the economy as a whole, among other things, in light of the state of the markets, the economic situation in Israel and around the world, unemployment levels, private consumption levels, concerns regarding the development of a local or global recession, or an additional outbreak of the virus. Such lateral impacts, if and inasmuch as they are realized, may have a negative impact on the Company’s business and its operating results.

Chapter 2

Market Review

The Communications Industry

The global communications industry, and the Israeli communications industry, is characterized by a rapid pace of development, and by frequent changes both technological, in terms of the industry's busines structure and in terms of the regulation covering it.

The telecom market is divided by the Ministry of Communications into six main segments: cellular, landline telephone services, multi-channel television, connectivity services and internet infrastructure, international calls as well as transmission and data communications services, with the cellular segment constituting 42% of the industry’s revenues, as of 2019.

The following graph shows the breakdown of revenues of the communications market2 between the primary operating segments in 2019:

(*) The internet supplier and infrastructure were consolidated for the purposes of this analysis.

In 2017-2019 revenues in the communications market were estimated at NIS 19.2 billion, NIS 18.4 billion and NIS 17.6 billion, respectively, a drop of 4.1% and 4.3%, (respectively). Most of the decrease originates from the cellular market which, as we’ll see below, came from a drop in prices beginning almost 10 years since the cellular market reform, which saw the entrance of the two new players at the time, Golan Telecom Ltd. (hereinafter: “Golan”) and HOT Mobile Ltd. (hereinafter: “HOT Mobile”), as well as the following the entrance of XFONE in early 2018.

Other decreases are also presented in the international communications segment (ILD) (mainly in light of free international call solutions), landline telephone services (domestic operators) (in light of young couples and many households abandoning their home land-lines) and the broadcasting segment (in light of the entrance of Cellcom and Partner into the field of television as well as the continued penetration of alternative solutions, like Netflix).

On the other hand, the segment that saw a slight increase is internet infrastructure and access (and associated services), which as we will also see below, apparently originates from an increase in uses and supported by fiber optics deployment, which has accelerated in recent years.

2 Source: Summary of Communications Market Revenues in 2019 – Ministry of Communications.

While in the past, competition in the telecom market focused on competition between independent communications providers in each operating segment separately, in recent years there has been a trend of moving to competition between communications groups operating in parallel in a number of sectors of the telecom market, and offering shared package deals, as detailed in the following table and below:

The following is a description of the primary players active in the communications industry in Israel:

Cellcom Group (below: "Cellcom"), through Golan, provides cellular communications services , as well as various services in the landline segment (along with partnership Cellcom Wired Communications), which include, among other things, television services provided over the internet (Cellcom TV as of 2015), internet infrastructure services, internet access services (ISP – internet service provider), international carrier services, landline telephone services, data transmission and communications services, sale of end equipment (through the subsidiary, Dynamica), as well as additional services. Cellcom provides internet infrastructure primarily based on the Wholesaler Market arrangement (mainly Bezeq infrastructure), and more and more through the infrastructure of IBC, which is held indirectly at a rate of 23%).

As of March 31, 2021, the Company reported 3,232,000 cellular subscribers (after completing its acquisition of Golan Telecom and excluding 427,000 data subscribers that generate a negligible income for the Company as part of the subscriber base), 297,000 Internet subscribers and another 254,000 television subscribers, and is the largest cellular company in Israel.

Partner Group) - Partner provides cellular communications , as well as various services in the landline segment (along with Partner 012 Smile), which include, among other things, television services provided over the internet (Partner TV as of 2017), internet infrastructure services, internet access services (ISP – internet service provider), international carrier services, landline telephone services, data transmission and communications services, sale of end equipment, as well as additional services. Partner provides internet infrastructure primarily based on the Wholesale Market (mainly Bezeq infrastructure), and through IBC’s infrastructure.

As of March, 31 2021, Partner has 2,903,000 cellular subscribers and 234,000 television subscribers.

HOT Group– HOT owns a nationally-deployed cable infrastructure, and provides multi-channel television services, cellular telephone services via HOT Mobile, landline telephone services, internet transmission infrastructure and data communications using HOT Telecom as well as internet service provider (ISP) services via HOT Net Internet Services. HOT is a private company fully owned by international communications corporation Altice, owned by Patrick Drahi.

In accordance with Altice’s reports from March 31 2021, HOT has 1,378,000 cellular subscribers and 1,027,000 subscribers in the landline segment. In addition, HOT’s cable infrastructure reaches 2,212,000 households, constituting 90% of all households.

Bezeq Group – Bezeq owns the nationally deployed copper wire infrastructure as well as for an optic fiber infrastructure which will be expanded upon. It implements and provides landline domestic communications services, mobile telephone services via Pelephone, multi-channel television via D.B.S. Satellite Services (1998) Ltd. (hereinafter: “Yes”), infrastructure services via Bezeq, international communications services, internet infrastructure services via the Wholesale Market and internet access services via Bezeq International . In addition, Bezeq provides maintenance and development of communications infrastructure, provides communications services to other communications providers, distributes television and radio broadcasts to the public, provides and maintains equipment and services.

In accordance with Bezeq’s March 31 2021 Financial Statements, Bezeq has 2,492,000 cellular subscribers, 1,630,000 phone lines and 1,540,000 internet infrastructure customers (of these 539,000 are in the Wholesale Market and 1,001,000 direct to end customers).

Available comparitive information regarding the subscribers of all tellacommunication agencies exhibited below are dated to march 31st, 2021

Results of Primary Communications Companies in 2020:

The following are the results of the market’s primary communications companies in 2020 (millions of NIS), as reported in their Financial Statements (*):

(*) HOT's information is published in Altice’s reports in euros and were translated according to the average exchange rate in 2020 according to the Bank of Israel. The following the breakdown of the revenues of the primary communications companies in 2020:

The Corona Virus

In early 2020 the coronavirus (Covid-19, hereinafter: “Coronavirus” and/or “Covid-19” and/or “the Virus”), which was declared a global pandemic by the World Health Organization. The Covid-19 pandemic and the uncertainty regarding the continued spread of the virus, have led to an economic crisis expressed, among other things, by a drop in economic activity, sharp drops in oil prices, fluctuations in foreign currency rates and increased unemployment. As a result, and in order to prevent the virus from spreading, many countries around the world, including Israel, took measures that placed restrictions on movement, crowds, events, business activity and more. On Rosh Hashanah even in September 2020, the Government approved a second lockdown for 21 days; and in January 2021 a third lockdown was announced, crowd restrictions were made more strict and work was allowed at vital locations only.

The vaccination drive began on December 20 2020, after emergency approval was given for the vaccine by the U.S. FDA and as of the start of 2021 the State of Israel has vaccinated tens of percentage points of its entire population (both the first and the second doses). Due to the high immunization rates in Israel, as of the beginning of the first quarter of 2021, several reliefs were taken regarding the traffic and trade in the country.

With respect to the aforesaid, as of June 30, 2021, it is not possible to assess the success of the vaccination campaign and the continued spread of the Virus, and, among other things, the effectiveness of vaccines against Virus mutations that have begun spreading worldwide and have reached Israel, and whether the crisis is nearing an end or may last longer.

Impact of the pandemic on the communications market – Restrictions on internal movement, restrictions of event conductions and business closures, as well as the economic slowdown resulting from the crisis, have had a negative impact on Israeli communications companies. Most of the impact is expressed in the cellular field due to the halting of the tourism and aviation industry, which led to a significant decrease in revenues from overseas roaming services (as of the begiing of the pandemic outbreak to the date of this due dilligence), as well as in the sale of end equipment (prominent during the first half of 2020)

Mobile Telephone Market

The cellular network operates using two primary components – mobile telephone devices and fixed broadcast facilities. Mobile phones, the end device, broadcasts radio waves to the antenna of the broadcast facility and receives radio waves from it. The cellular network divides the country’s area into thousands of geographical units called “cells” (hence, cellular communications), with each cell containing a fixed broadcast facility (broadcast site, antenna). The cells overlap each other slightly, and maintain continuous telecommunications coverage in a structure similar to that of a beehive. If the cells do not overlap then a gap is created in coverage, which means no reception in the “hole” and inability to maintain continuity when a subscriber passes between cells.

The cellular technologies used to date in Israel include “Second Generation”, “Third Generation” (UMTS technology3 and additional types), “Fourth Generation” (LTE Technology4) and Fifth Generation.

The Fourth Generation tender was held in 2014-2015 with the following cellular providers winning the license: HOT Mobile, Partner, Cellcom, Pelephone, Golan as Telecom well as XFONE (hereinafter: “the Cellular Operators” and/or “MNO”)

After the Cellcom-Golan merger in August 2020 the number of cellular operators dropped to 5 (as detailed above).

The following is subscriber data for the companies operating in the field of mobile communications in Israel as of December 31 2015-2020 and as of March 31 2021 (thousands):

3Universal Mobile Telecommunications System – an international cellular communications standard, a development of the GSM standard.
4Long Term Evolution – a standard for high-speed wireless communications of wireless devices such as a mobile phones.

(*) Partner, Cellcom, Pelephone, Golan Telecom and HOT Mobile subscriber data was derived from the financial statements of these companies or the statements of their parent companies. Subscriber data for5 MVNO operators as well as XFONE (We4G) was estimated by us.

(**) Over the course of 2018 588,000 subscribers were written off by Pelephone and HOT, and in 2019 153,000 subscribers were written off by Cellcom.

(***) During the fourth quarter of 2020, Cellcom deleted approximately 427 data subscribers.

(****) For the sake of comparison – Cellcom and Golan data was consolidated for the duration of the measurement period.

The following is a description of the development of the market shares of the primary companies active in the industry based on the number of subscribers presented in the above table in 2015-2021 and in the first quarter of 2021:

The increased competition in the mobile field has led to an ongoing drop in prices, increased customer mobility, a drop in telephone minute consumption as well as customer abandonment, and as a result, ongoing harm to the results of the older players in the field: Pelephone, Partner and Cellcom.

Cooperation Agreements and Hosting Agreement
The cellular companies operate within the framework of a license issued by the Ministry of Communications. The license given the companies obliges them to provide the service to their subscribers in a proper and organized manner, across the country and at a level of service no lesser than that stated in the service quality indices detailed in their licenses. As a rule, each company is required to have their own independent infrastructure, but collaborations exist between cellular companies at various passive communications sites (meaning sites featuring antennas). These are usually central sites, with a single “mast” serving as the basis for the antennas of various companies as well as collaborations on active infrastructure as detailed below. The Ministry of Communications’ current policy is to encourage various methods of sharing between networks, while making sure to protect competition between companies.

The following are the existing cooperation agreements:

(a)
Partner - HOT Mobile: in April 2015 Partner and HOT Mobile announced that the Minister of Communications has approved the network sharing agreement between the companies for the active radio segment for the establishment of a partnership that would hold, develop and operate one advanced cellular network for both companies, each of which would hold one half of the rights to it.  Following the approval in question, Partner and HOT Mobile established a joint corporation (the Phi Company), which received a special license to provide cellular radio infrastructure to a mobile telephone operator. The license will be in effect for 10 years. As part of the joint agreement between Partner and HOT Mobile, HOT Mobile will receive hosting services from Partner.

5 Mobile Virtual Network Operator – a virtual cellular operator, who uses existing cellular operator infrastructure with no need for their own infrastructure.

(b)
Cellcom – XFONE: in July 2016 the Company engaged with Marathon 018 XFONE Ltd. (hereinafter: “XFONE”), which had won 4G frequencies in the 2015 frequencies tender, in a 4th Generation network sharing agreement and 2nd and 3rd Generation network hosting services. The agreement will remain in effect for 10 years, unless extended by the parties. See also an expansion on the state of things as of the test date in the chapter on the Company and its above actions.

(c)
Cellcom - Golan Telecom: in April 2017 an agreement to share 3rd and 4th Generation network and 2nd generation network hosting service came into effect between Golan and Cellcom. As stated, in August 2020, Cellcom acquired Golan Telecom and this agreement was terminated.

In addition, there are infrastructure hosting agreements between operators without independent infrastructure and operators with independent infrastructure (hereinafter: “Hosting Services”):

(a)	Rami Levi receives hosting services from Pelephone.

(b)	019 Telzar receives hosting services from Pelephone and Partner.

Mobile Telephones – Market Price Trends

The reform within the cellular market has led to a decrease in prices and a decrease in tarrif rates, compelling the company to promote significant streamline processes. The Israeli consumer possesses the option to easily move within different carriers and providers in this market. According to our analysis, by the end of 2020 the average revenue per user (ARPU) amounted to 51 NIS. During the years spanning between 2010 to 2020, the ARPU decreased in more than 60%. In addition, during the years between 2010 to 2015, the ARPU dropped an average rate of 14% per year, while in 2016 to 2020, the ARPU decreased by a less severe degree that of which being 5% per year on average.

The following is information on average redemptions per user in Israel compared to the OECD (NIS per month)6 during the years 2008 through 2018:

(*)Without Israel (for comparison prices), without the Czech Republic, Estonia, Hungary, Iceland, Ireland, Latvia, Lithuania, Luxembourg, Poland, Slovakia and Slovenia due to the lack of data.
(**) Redemption data does not include virtual operators (MVNO).

6 Source: ML Global Wireless Matrix 2019, BDO processing for the companies’ financial statement data.

In addition, in accordance with Ministry of Communications data, Israel presents the lowest ARPU in Europe.

The following is ARPU data of the primary companies operating in the Israeli mobile telephone market in 2010-2020 as well as during the first three months of 2021 as presented in their Financial Statements (in NIS per month):

(*) The data regarding 2020 and Q1/2021 include Golan's data.

(**) Starting Q3 2018 HOT is not a reporting corporation and its information is not public.

(***) A weighted average in accordance with the market share of each of the leading players in the market in that period.

According to the financial statements of these companies, the ARPU was calculated by dividing the monthly average of the total revenues from the cellular services, including revenues received from cellular operators making use of the network of the relevant company, by the lineup of active subscribers at the end of the period.

According to the table, it can be seen that the weighted ARPU of the leading companies in the mobile telephone market has gradually eroded in recent years with a sharp decline in 2011 in light of the reduction in connectivity fees (see below) and the commencement of intense competition in the industry, declines of 10% -13% annually between 2012 -2015 and a decline of an additional 4% -5% between 2016-2019 and a sharp decline of approximately 9% in 2020. The total decline in ARPU from 2010 to 2020 amounted to approximately 85 NIS, a decline of approximately 62% in the aggregate, at an average annual decline rate (CAGR) of approximately 10%.

The relatively moderate drop in ARPU in 2018 and 2019 largely derives from the subscriber write-offs carried out by Pelephone and HOT, which increased the ARPU they displayed. In addition, 2020 saw an additional trend of an additional sharp drop in weighted ARPU, largely deriving from the negative impact of the Covid-19 crisis on revenues from roaming service sand the continued price erosion of cellular services as a result of the ongoing competition in the market.

Connectivity Fees in the Communications Market

Connectivity fees in cellular calls dropped starting January 1 2011 from NIS 0.254 to NIS 0.0634, gradually decreasing to NIS 0.06 by 2014. In text messaging, connectivity fees dropped starting January 1 2011 from 0.03 NIS to 0.016 NIS, gradually decreasing to 0.013 NIS by 2014. In addition, connectivity fees for landline telephones dropped starting December 1 2013 from 0.035 NIS to just 0.01 NIS.

Over the course of 2016 it was publicized that the Ministry of Communications was about to hold a hearing to cancel connectivity fees between operators, both in the landline market and in the cellular market. In October 2018 it was published that the Ministry of Communications would make another attempt to initiate a model of reciprocal relations between operators at zero price. In June 2021, it was published that the Ministry of Communications was awaiting the entry of the new government to publish a hearing regarding the issue of reciprocity rates and that the issue of regulation was on the agenda.

As of the valuation date, the connectivity fees have not yet been amortized.

Alongside the drop in ARPU, following the increase in competition in recent years, companies in the industry have undergone a significant increase in abandonment rates. The following graph shows the development of abandonment rates in leading companies in the industry in 2010-2020 as presented in their Financial Statements:

(*) Starting from the third quarter of 2018 HOT has not been a reporting corporation and its information has not been public, and therefore HOT’s information for 2018 is in accordance with the second quarter of 2018, standardized for the entire year. Furthermore, some of the 2020 data are from publications in the economic press.

The abandonment rate in Israeli cellular networks is among the highest in the world. The abandonment rate in Israel is double the average European abandonment rate and the highest among the OECD countries. This means that mobility barriers are not significant for Israeli consumers.

CapEx

The drop in prices (reflected in the drop in ARPU) has forced the companies to undergo significant streamlining, which is also expressed by reducing investments in infrastructure. As a result, investment per subscriber decreased, amounting to 41% in 2018 relative to the level in 2008.

The following graph displays real yearly investment data per cellular subscriber in Israel (NIS per subscriber)7:

NIS per Subscriber
214
175
132
127
157
114
111
106
101
88
87
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2018 real values

The Need for Innovation – Fifth Generation

The technology of 5th Gen mobile communication, denoted as 5G, has been pushed forward worldwide as an extensive advancement of the existing mobile communication systems based on comprehensive researches of market trends and future demands to the mobile communication systems towards 2020's. From observing at the past 30 years, one can conclude that new technology emerges in average every 7 years. The emerging 5G technology, boosting high speed and transfer of high capacity of data, to a massive amount of connections using ultra-low latency will continue to evolve and improve in the future. At the beginning of 2020, China and S. Korea were the first to widely adopt such technologies, whereas in the U.S and Japan, only multiple regions operate in such technology.

5G is expected to expand the bandwidth 10 times more than the 4th Gen LTE-Advanced technology. Beyond that, due to latency decrease, 5G is bound to significantly improve response time which will enhance CE in all online aspects, specifically crucial for M2M (Machine to machine) communication. 5G generates a revolution in the use of applications and online services.

7 Source: ML Global Wireless Matrix 2019, the companies’ statements, BDO processing.

In the U.S and various other countries, 5G is not solely used for mobile technology, but as a steady broadband for households and businesses. In many cases, companies utilize 5G instead of implementing optic-fibers in residential areas, or until the latter is widely adopted. Israel utilizes broadband and has yet adopted 5G technologies on a large scale. This is due to the perception that Israel is relatively small, and the deployment of such technology is easily adopted.

The number of 5G subscribers possessing a compatible device has increased in 70 million in the first quarter of 2021 and predicted to reach 580 users by the end of this year8.

The report states that 5G is continuing in its way of becoming the fastest adopted mobile technology in history with a volume of 1 million subscribers every day. According to the forecasts in the report, by the end of 2026 the number of subscribes will reach 3.5 billion and 5G will be adopted by 60% of the entire world population.

The following graph exhibits a projected global usage of the common Generation technologies (2nd-5th Gen) between 2017-2025, as of May 20209:

According to this forecast, 4G will dominate the global market in terms of deployment and use for at least 10 years. According to the forecast, in 2025 Fourth Generation and Fifth Generation will constitute 56% and 15%, respectively, of total technology used to transmit cellular data.

Mobile Telephone Market - End Equipment

Revocation of the need for the approval of the cellular companies to import a cellular device not through an official importer, and the opening of multiple shops selling end equipment, has led to a drop in the sales of devices and of cellular end equipment sold by the cellular operators themselves. In order to reduce the damage to revenues, the cellular companies have increased the variety of equipment sold by them and also sell end equipment that is not cellular devices, such as tablets, mobile computers and accessories, as well as end equipment for other areas of activity in the communications industry, such as cable converters.

In accordance with a study published in February 2019 by the Pew Research Center, Israel is second in the world in terms of smartphone penetration, at 88%, with only South Korea passing it with a penetration rate of 95%

8 Source: https://www.globes.co.il/news/article.aspx?did=1001375287
9 Source: The Mobile Economy 2020 Report, GSM Association

The following is the number of smartphone users in the world (in billions)10, the rate of increase in 2016-2020 and the forecast for 2021:

We can see that the number of smartphone users has been increasing, and are expected to amount to 3.8 billion users in 2021.

The following graph shows the number of users of tablet computers (in billions) in 2013-2020and the forecast for 2021:

We can see that the number of tablet users has been increasing in recent years, and the trend is expected to continue, reaching 1.28 billion users in 2021. At the same time, growth rates seem to be dropping.

The following is data on revenues from end equipment sales in the mobile sector of Israel’s leading communications companies, in 2012-2020 (millions of NIS):

10 Source: Statista.com.

According to the graph, a moderate downward trend can be seen in 2017-2019.  The decrease in 2017 is backed, among other things, by cancellation of the purchase tax. In 2020, an improvement in revenue was evident, which was backed, among other things, by changes in consumption habits during the COVID-19 Crisis, as explained below.

Revocation of Purchase Tax on Mobile Phones

In April 2017 the Minister of Finance signed an order to revoke a 15% purchase tax on mobile phones, batteries and SIM cards, but the 17% VAT set in law was not cancelled. Prior to this reform, for importing mobile phones, importers were liable for a purchase tax of 15% of the cost of the product plus shopping, as well as a 17% VAT surcharge.

The Corona crisis

In 2020, a decrease in end equipment revenue was evident, mainly as a result of closing points of sale due to the lockdowns following the COVID-19 Crisis, but the decrease was offset by an increase in wholesale sales and an increase in online sales. In the first quarter of 2021, a shift in the trend is visible, corresponding the reports by the cellular companies stating a significant increase the end equipment revenues in comparison to corresponding quarter and Q4, 2020.

Additional Trends

A trend can be identified that is expressed in the diversion of mobile phone sales from across the country to Eilat, as besides the fact that purchases taking place in Eilat are exempt from VAT, phone prices are lower due to the large amount of competition in this region.

In addition, the amount of time in which people keep a mobile phone before replacing is increasing, which has a negative impact on revenues from the sale of end equipment.

The Internet Market

Connecting to landline internet takes place in two stages: first through the internet infrastructure provider, and second through the ISP.

Israel has two nationally-deployed infrastructure providers: Bezeq (copper) and HOT (cables), and two more local providers: Partner (fiber) and IBC (fiber). The Israeli internet connectivity market includes dozens of companies with relevant licenses, but the vast majority of them have no significant market share and the market is controlled by Bezeq International (Bezeq), 012 Smile (Partner) and 013 Netvision (Cellcom).

According to Bezeq’s financial statements, it estimates that Bezeq’s market share in the field of internet infrastructure in 2019 amounted to 63%, compared to 69% in 2018. One can say that Bezeq's market share in terms of internet infrastructure has been decreasing, due to increased competition from the new competitors, Partner and Cellcom (on IBC infrastructure), which provide internet infrastructure over fiber optics and who have been accumulating more and more subscribers at the expense of older competitors Bezeq and HOT.

The internet infrastructure penetration rate in Israeli households is among the highest in western countries. However, in international terms, Israel is falling behind western countries in terms of bandwidth and the move to optic fiber.

In July 2020, the Ministry of Communications published the recommendations of a professional committee founded regarding the issue of cancelling the structural separation in the Bezeq Group and the HOT Group. Among other things, the team recommended that the Minister examine cancelling the existing separation between the infrastructure service and the ISP service.

During June 2021 the minestry of Communications approved the reform and declared that parting of infrustrcture and ISP services is canceled as for the beginning of 2022.

The following is a description of the development of the number of internet subscribers in Israel in 2009-2019 (thousands)11:

 (**) Starting from the third quarter of 2018 HOT has not been a reporting corporation and its information has not been public, and therefore the number of HOT subscribers is according to Bezeq's estimates in its 2018 statements.

The number of internet subscribers in 2019 increased by 4.2% compared to 2018. In 2016 this index increased by 2.5% compared to 2017. In 2009-2018 the yearly growth rate in the number of Israeli internet subscribers is 4%.

Wholesale Market Reform

In November 2014 the Minister of Communications published a resolution according to which, among other things, the obligation to lease the infrastructure of Bezeq and HOT, in stages, to the access providers, was anchored in defined rates. Among other things, the monthly payment includes a fixed payment to a line for accessibility services, and a variable payment for the scope of use (measured in megabits/second).

On February 20 2020, the Ministry of Communications ruled on an update to Wholesale Market rates. The ruling retroactively set the final rates for 2019 and 2020 and set the rate update mechanism for 2021-2022. The decision also included a mechanism for repaying the surplus payments paid by the ISPs to Bezeq in 2017-2018.

Starting 2021, in accordance with the Ministry of Communication’s announcement, the rate for the data transmission service in the Bezeq network core will amount to 6.5 NIS per megabit/second, compared to 10.2 NIS in 2020, and the fiber rate will average 75 NIS.

11Source: Bezeq’s 2018 financial statements.

The following graph shows the development of the number of wholesale internet lines in Bezeq infrastructure from the start of the reform (in millions) on a quarterly basis12:

We can see that as of December 31 2020 the number of wholesale internet lines amounted to 557,000 internet lines. From the start of the reform to the end of 2015 a sharp increase occurred and in 2016-2017 the number of wholesale internet lines increased at a moderate pace each quarter. Since 2018 the growth rate in question decreased, and starting from the first quarter of 2019, for the first time, there was a decrease in the number of subscribers. We estimate that the primary cause of the trend reversal is that Partner and Cellcom began to sell fiber optic infrastructure in lieu of Bezeq infrastructure.

Optic Fiber

Unlike the more common copper wire technology, optic fiber technology allows extremely large bandwidths that allows the transfer of large amounts of data. It also allows internet access at symmetrical speeds, meaning that data will downloads at the same rate as it uploads. Additional advantages of the use of fibers are lower weight, immunity to outside disturbances, and resistance to water and dampness. Expanding internet speeds beyond symmetrical access will upgrade users’ internet experience, improve the quality of content viewing and will allow the infrastructure to deal with increased future network traffic capacity demands, which are expected to emerge as a result of the increase in uses and applications demanding broadband, such as IOT (internet of things) technology.

The first companies to deploy optic fibers in Israel in 2013 were Bezeq and IBC (more below).

In January 2017 the Ministry of Communications announced that Cellcom and Partner would be able to deploy an optic fiber network on Bezeq's infrastructure according to a model and method of their choice. In light of this and in order to avoid the need to pay Bezeq for infrastructure, over the course of 2017 Cellcom and partner began deploying fiber optics at a high pace, with Bezeq, who had been at the forefront of the field, actually slowing down its pace due to its universal deployment obligation.

Today, based on the fiber outline and on the HOT-IBC transaction that will be detailed below, it seems as though three fiber networks will be deployed in Israel – by Partner, Bezeq and IBC.

Partner

Partner is considered the company to have the greatest deployment of optic fiber to date, which according to publications reaches 700,000 households. Note that Partner selects its deployment areas in a focused manner at its sole discretion in accordance with economic feasibility and is not committed to deployment percentages.

IBC

In August 2013 the State granted IBC a general license to provide communications infrastructure services (such as data communications, numeric transmission, VPN) based on fiber optics.  IBC is building high-speed internet infrastructure on fiber optics deployed on the Electric Corporation's power grid, allowing internet usage rates of up to 1000 MB under the Unlimited brand.

IBC was compelled, by its licensed, to implement gradual universal deployment over a course of 20 years. In November 2018, the Ministry of Communications approved relief in the deployment of IBC’s fiber optic network, compelling it to achieve 40% deployment only, unlike the original demand for 100% deployment.

In 2019 Cellcom invested, along with the IIF, a total of NIS 170 million in IBC. After the investment and until the entry of HOT, IBC was held, indirectly, by Cellcom (35%), IIF – Israel Infrastructure Fund (35%) and by the Israel Electric Company (30%). Concurrently the company sold IBC the Cellcom’s independent fiber network in residential areas in return for NIS 180 million. In light of the transaction and the purchase of Cellcom’s infrastructure by IBC, on that date it achieved access to 300,000 households connected to an optic fiber network. After the entry of HOT, IBC is held, indirectly, by Cellcom, IIF – Israel Infrastructure Fund and HOT (23.3% each) and by the Israel Electric Company (30%).

12 2019 Bezeq yearly report.

In September 2020, the Company and IIF signed an investment agreement with HOT, according to which HOT would become an equal partner in the IBC partnership, holding 70% of IBC’s issued stock capital. The transaction was completed in February 2021 after receiving the required regulatory approvals. Bringing HOT in as a partner in IBC will lead to IBC being able to significantly increase its infrastructure deployment (1.7 million households) and at an accelerated rate.

Bezeq

According to market estimates, Bezeq has deployed fiber optics to 60% of households but has halted their actual connection to buildings in light of the economic infeasibility of national deployment. Meanwhile, there has been significant development recently when the Ministry of Communications resolved the issue through the “Fiber Optic Outline” which was approved towards the end of 2020. Stage

As part of the reform, which entered into effect on January 1, 2021, Bezeq's nationwide deployment obligation was removed and it was required to notify where it wishes to deploy within 5 months, and complete the deployment within 6 years. In addition, it was determined that for areas that it does not choose, a subsidy fund will be established from the revenues of the the communications companies, which will operate for a decade. The areas that Bezeq will ask to avoid deploying in will be defined as “incentivization areas”, for which a fund will be established from the revenues of the communications companies (0.5%), the money of which will subsidize the deployment via tenders.

On September 14, 2020, in light of regulatory developments as stated above, Bezeq's Board of Directors approved the launch and ignition of a plan for the deployment of ultra-wideband stationary infrastructure (the "Fiber Project"). The Fiber Project is a complex and resource-intensive project that will enable Bezeq to offer ultra-fast Internet services.

On May 25, 2021, Bezeq’s Board of Directors approved the plan and its submission to the Ministry of Communications.  As part of the plan, Bezeq is expected to deploy and operate a fiber network that will cover approximately 76% of the country's population (Bezeq estimates approximately 80% of households).

International Call Market

General

International call services include, among other things, direct dialing services from Israel abroad and from outside the country to Israel, dialing lines abroad, routing and transferring international calls between foreign telecom providers, call cards and more.

As of today, there are 7 communications companies active in the Israeli market that provide international telephone services – 014 Bezeq International, Cellcom Landline Communications (013), 012 Smile (operating under Partner), HOT Mobile International Communications Ltd. (017), XFONE 018, Telzar 019 and Rami Levi (015). In order to operate in the international calls market, the company/operator needs to receive an International Carrier license in accordance with the Communications Law and make investments in infrastructure (the scope of investments in this market is lower than the scope of investments needed in the domestic operator or cellular markets).

The Israeli international calls market has been characterized in recent years by a drop in call minutes (incoming and outgoing), mainly due to the service packages offered by the cellular companies, which include international call minutes and in addition, the increasing use of applications that require no payment on behalf of the user (free apps), mainly use of applications like WhatsApp.

The market is competitive, sensitive to prices from the consumer's point of view, and is characterized by multiple special offers made by various operators. The price margin that existed in the past between calls abroad using a mobile versus landline phone has decreased due to the drop in cellular air time prices.

In addition, the cellular companies also include unlimited overseas call packages in their packages, in these packages the customers do not make their calls through the landline operator but rather use the package of minutes offered them as part of their cellular package.

The graph below presents the total revenues from the international calls activity in the communications market in Israel and the change that took place between 2010-2019 13 (thousands of NIS):

Revenues from international call activity in the communications market are dropping. We can see an 24.3% crop in revenues in 2019 relative to 2018. Revenues from 2013 to 2019 dropped by an accumulated 59%, with the average yearly decrease amounting to 13.7%.

The Television Market

After years of stagnation, in which the Israeli television market was under the near-absolute control of HOT and Yes, it has been exposed to competition, through the entry of Cellcom and Partner to this field of activity. Revenues from television services in the communications market dropped from 3.7 billion NIS in 2015 to 3.1 billion NIS in 2019, a decrease largely deriving from the increase in competition in the field of broadcasts.

The following are details of the primary competitors in the Israeli television content market:

◾	Yes – is the brand of DBS Satellite Services (1998) Ltd. which provides satellite services. In additional, Yes provides the Sting reduced-price service (for more, see below in this chapter).

◾	HOT – is the brand of HOT Telecommunication Systems Ltd. In addition, HOT operates the reduced-cost services Next TV and Rami Levi TV (for more, see below).

◾	Cellcom TV – Cellcom service using internet based streaming service technology, or in other words, Over the Top – OTT, including linear channel delivery and VOD content.

◾
Partner TV – Partner's television services are provided through a converter with the Android TV operating system installed, with the channels and content broadcast over the internet. An open operation system that allows, among other things, the installation of other viewing applications.

◾
Idan Plus – Idan Plus is operated by the Second Authority for Television and Cable, and is used to distribute certain channels to the public free of charge (DTT), with the exception of the one-time cost of the converter.

Streaming services/smart televisions/other digital converters and so on – these are internet-based VOD services. In January 2016 Netflix, which provides web-based VOD services, began operating in Israel. In mid-2017 Netflix launched full translation of its contents, Hebrew user interface as well as Israeli contents. Other major streaming systems have begun operating around the world and in Israel recently: Apple TV+, Disney+, Amazon Prime, MBO Max and more.

13Source: 2019 Communications Market Revenues

Structure of Competition in the Multi-Channel Television Market and Changes Occurring Therein

The following is a description of the breakdown of the television market in Israel (% of total Israeli households) in 2010-2020 based on public data and an analysis we conducted (in thousands):

(*) Starting from the third quarter of 2018 HOT has not been a reporting corporation and its information has not been public, and therefore HOT’s information for 2018 is in accordance with the end of Q2 of this year. Its information for 2019 and Q1-3 2020 is according to the BDO estimate.

(**) Others including Israeli households that do not have televisions or households not connected to multichannel television and which are connected to other alternatives to multichannel television (such as Netflix and Idan Plus).

Structure of Competition in the Multi-Channel Television Market and Changes Occurring Therein (Continued)

As we can see, as of December 31 2020, HOT is the biggest player in multichannel television services, with a 30% market share, with Yes following at 21%. Cellcom TV has 254,000 subscribers, constituting 9.4% of the market. In addition, we can see that Partner, which entered the market in 2017, reached a market share of 8.7% as of December 2020, with 232,000 households.

In addition, we can see that the total rate of households not connected to the four alternatives noted above increased in 2010-2016 from 31% to 38%. This increase began to slow down in 2015 due to the entry of Cellcom TV, and for the first time in 2017 the trend reversed in light of increased competition in the market as well as following the entrance of Partner TV. In 2018 a decline occurred, and this rate amounted to approximately 34%, while data up to the end of 2020 indicate a continued decline of this rate, to approximately 31%.

Chapter 3

Results of Business Activity

Balance Sheet

The following are the balance sheets of the Company for December 31, 2019-2020 and for June 30, 2021 (in millions of NIS)

Source: the financial statements of Cellcom for 2019-2020 and the draft of the financial statements for June 30, 2021.

Note 1 - Customers and Other Long-Term Receivables

The following is the composition of the customers and other other long-term receivables for December 31, 2019-2020 and June 30, 2021 (in millions of NIS):

(*) Less provision for doubtful debts.
(**) The Company purchases usage rights to communications lines for their own use and to sell to third parties.

Note 2 – Investments in Investees handled Using the Carrying Amount Method

This section is for the Company's investment in IBC, which is treated as an investment in an associated company.

 Note 3 - Provisions

The provision items largely consist of:

(a)	Provisions due to lawsuits;
(b)
Site disassembly and restoration provisions – specific costs for removing assets and restoring the sites where the assets were located. These disassembly provisions are calculated based on the disassembly value in the current year taking into account Management’s estimates regarding possible price changes, inflation and so on and capitalized by risk-free interest; and -

Provisions due to contractual liabilities and other exposures

Note 4 - Payables and Credit Balances, Including Derivatives

The following is the composition of the payables and credit balance section, including derivatives for December 31, 2019-2020 and June 30, 2021:

The following is the economic balance for December 31, 2019-2020 and June 30, 2021, in accordance with the analysis we performed:

The following are the working capital sections for December 31, 2019-2020 and June 30, 2021 in accordance with the analysis we performed:

The following is the Company's concise draft balance sheet for June 30 2021, presenting the Company’s assets and liabilities attributed to the mobile and landline segments (millions of NIS):

Source: Company Management

Profit and Loss

The following are the profit and loss reports of the Company for 2019-2020 and for the first half of 2021 (in millions of NIS):

* In 2019 the Company began to implement International Financial Reporting Standard 16, and accordingly ceased recognizing rental expenses for structures it rented that meet the definitions of the standard, and began recognizing depreciation and financing expenses for them.

Source: Cellcom’s Financial Statements

Chapter 4

Methodology

Background and Definitions

International Accounting Standard 361 (Revised) (hereinafter: “the Standard” or “IAS 36”) seeks to ensure that an entity's assets are not presented at a sum exceeding their recoverable sum. An asset is presented at a sum higher than its recoverable sum when the asset's carrying amount exceeds the sum received from the use or sale of the asset. In this case the asset has an impairment and IAS 36 requires that the entity recognize an impairment loss.

The Standard applies to all assets (besides exceptions denoted in the Standard itself) including goodwill acquired in a business combination. Goodwill acquired in a business combination represents payment made by the buyer based on expectations of future economic benefits from assets that cannot be identified separately and recognized separately.

Definitions

Carrying amount is defined as the sum the asset is recognized at after deducting all accrued depreciation (accrued amortization), and less accrued impairment losses.

A cash-generating unit is the smallest identified group of assets that generates positive cash flows, which are largely independent of positive cash flows from other assets or from other groups of assets.

Fair value is the price that would have been received from the sale of an asset or the sum that would be paid for the transfer of a liability, in an orderly transaction between market participants in the date of measurement.

Costs of disposal are incremental costs, directly attributed to the realization of an asset or cash-generating unit, with the exception of financing costs and tax expenses on income.

Value in use is the present value of the future cash flows expected to be derived from an asset or from a cash-generating unit.

The recoverable amount of an asset or cash-generating unit is its fair value less sales costs or its value in use, whichever is higher.

Identification of Asset the Value of Which May be Impaired

Timing of Impairment Test

On each balance sheet date, an entity shall study whether signs exist indicating the impairment of an asset. If any indications exist, the entity must estimate the asset’s recoverable sum. Regardless of whether there are any indications of impairment, the entity must also:

◾	Test the impairment of an intangible asset with an undefined life span or an intangible asset not yet available for use annually by comparing its value to its recoverable sum.

◾	Test the impairment of goodwill acquired in business combinations annually.

Signs Indicating Impairment

As noted, the entity shall test the indications of impairment on each balance sheet date. The standard states that as a minimum, the entity must test the following indications:

Outside Sources of Information

◾	Over the course of a period, a significant decrease occurred in the market value of the asset beyond that projected as a result of the passage of time or regular use.

◾
Material changes with a negative impact on the entity occurred over the course of the period or will occur in the near future, in the marketing, economic or legal environment in which the entity is active, or in the market for which the entity is intended.

◾
Over the course of the period, an increase occurred in market interest rates or in other yields on investments in the market, and it is likely that these costs will impact the discount rate used to calculate the value of the asset, and significantly reduce the asset's recoverable sum.

The carrying amount of the entity's net assets is higher than the entity's market value (market capitalization).

Inside Sources of Information

◾	There is available evidence of the aging or physical damage to an asset.

◾
Significant changes with a negative impact on the entity occurred during the period or are forecast to occur in the near future, at a level or in a manner in which the asset is used or is forecast to be used in the future.

◾	Available evidence exists from the internal reporting system that indicate that the asset's economic performance is, or will be, worse than projected.

The above list is not comprehensive. An entity may identify additional signs indicating a possible drop in the value of an asset.

The existence of signs of impairment will require that the entity determine the recoverable sum of the asset, or, in the case of goodwill, test for impairment.

If the recoverable sum for a single asset cannot be estimated, the entity must calculate the recoverable sum of the cash-generating unit to which the asset belongs. The cash-generating units need to be consistently identified from one period to another with the same assets or types of assets, unless some change is justified.

Goodwill

In order to test the impairment of goodwill acquired in a business combination, goodwill recognized on the acquisition date will be allocated to each of the cash-generating units or group of cash-generating units of the buyer, which are expected to benefit from the synergy involved in the combination, irrespective of whether other assets or liabilities of the acquired entity were assigned to those units or groups of units. Each unit or group of such units to which goodwill was assigned as noted above will represent the lowest level in the entity tracking goodwill for internal management purposes and shall be is no larger than an operating segment as defined in IFRS 8, before collecting similar segments.

Measuring a Recoverable Sum

General

The recoverable sum of an asset or cash-generating unit is its fair value less sales costs or its value in use, whichever is higher.

The standard states that it is not always necessary to determine both the fair value less costs of sale and its value in use. If one of these sums is higher than the asset's carrying amount, no impairment takes place in the value of the asset and there is no need to estimate the additional sum.

If there is no reason to believe that the value in use of an asset significantly exceeds its fair value less costs of sale, the fair value of the asset less costs of sale may serve as a recoverable sum. Often, this will be the case when the asset is intended for use. This is due to the fact that the value in use of an asset intended for realization will largely be based on net proceeds from realization, as it is reasonable that future cash flows from continued use of the asset up to its sale are negligible.

Fair Value Less Costs of Sale

The best evidence of fair value less the costs of sale of an asset is the price set in a binding sales agreement in a transaction that is not influenced by special relationships between the parties adjusted for incremental costs that can be directly attributed to the realization of the asset.

When there is no binding sales agreement, but the asset is traded on an active market, the fair value less costs of sale shall be the market price of the asset less costs of disposal.

When an asset does not have a binding sales agreement or active market, fair value will be based on the best available information in order to reflect the sum an entity could have received, on the balance sheet date, in return for realization of the asset in a transaction that is not influenced by special relationships between the parties, between a willing buyer and a willing seller, operating in a rational manner. When determining this sum, an entity takes into account the results of transactions carried out recently in similar assets in the same industry. Incremental costs that could have been directly attributed to the realization of the asset must be subtracted from fair value.

Value in Use

The following components will be reflected in the calculation of the asset's values in use:

◾	Assessing future cash flows, both positive and negative, deriving from the ongoing use of the asset and its ultimate realization.

◾	Forecasts regarding possible changes in the sum of timing of these future cash flows.

◾	The time value of money, represented by a current market rate of risk-free interest.

◾	The price for bearing uncertainty, embedded in the asset.

◾	Other factors, such as the lack of liquidity, that are reflected in the market will be valid in pricing future cash flows that the entity expects to generate from the asset.

Assessing the value in use of the asset includes the following stages:

◾	Assessing future cash flows, both positive and negative, deriving from the ongoing use of the asset and its ultimate realization.

◾	Implementation of an appropriate discount rate for these future cash flows.

When measuring the entity's value in use:

The cash flow forecast will be based on reasonable and established assumptions, which represent management’s best estimates regarding the economic conditions that will exist throughout the balance of the asset’s useful life span.

◾
The cash flow forecasts will be based on the most up-to-date budgets/monetary forecasts approved by management. Forecasts based on such budgets/forecasts will cover a maximum period of 5 years, unless a longer period can be justified.

◾
The cash flow forecasts will be estimated for the period beyond the period covered by the most up-to-date budgets/forecasts, by extrapolating these forecasts using a fixed or decreasing growth rate for subsequent years. When the carrying amount of an asset does not yet include all of the negative cash flows that will be created until the asset is ready for use or for sale, estimated negative future cash flows are supposed to include an estimate of additional negative cash flows, which are expected to arise in order to prepare the asset for use or for sale.

Estimated future cash flows will not include positive estimated future cash flows expected to derive from:

◾	Future structural changes the entity is not committed to.

◾	An improvement or increase in the asset's performance level.

◾	Positive or negative cash flows from financing activities

◾	Taxes on income payments or receipts.

Future cash flows are estimated in the currency in which they are produced and are subsequently capitalized while using a discount rate suitable to that currency. Entities translate the current value according to the immediate exchange rate on the date on which the value in use was calculated.

Discount Rate

The discount rate needs to be a pre-tax rate that reflects current market assessments of:

◾	The time value of money.

◾	The asset's specific risks, for which the estimates of future cash flows were not adjusted.

Testing Impairment of Goodwill

The impairment of goodwill will be tested by comparing the carrying amount of the unit, including the goodwill, to its recoverable sum. If the unit's recoverable amount exceeds its carrying amount, the value of the unit and goodwill allocated to the unit shall be considered undamaged. If the unit's carrying amount exceeds the unit’s recoverable sum, the entity will recognize an impairment loss.

Recognizing Impairment Loss

The impairment loss must be allocated to reducing the carrying amount of the unit’s assets in the following order:

A.	First, reduce the carrying amount of any goodwill allocated to a cash-generating unit, and subsequently;

B.	To the unit's remaining assets on a relative basis on the basis of the carrying amount of each unit asset.

These amortizations of carrying amounts will be treated as impairment losses of individual assets.

In order to allocate the impairment loss in accordance with the above, an entity shall not decrease the carrying amount of an asset below the higher of the following:

◾	Its fair value less sales costs (if determinable);

◾	Its value in use (if determinable); or

◾	Zero.

The sum of the impairment loss that otherwise would have been assigned to the asset, will be assigned on a relative basis to the other assets in the unit.

Discount Rate

Based to International Accounting Standard 36 (IAS 36), when measuring the recoverable sum of a cash-generating unit, payment due to income tax must not be included. As a result, the discount rate used to estimate the current value of the cash flows must be calculated as the discount rate before tax.

The discount rate is calculated according to the WACC model, which is the weighted yield rate required by the capital owner, as detailed below:

WACC = Kd * (%D) + Ke * (%E)

With:

WACC	=	the weighted yield rate required by the capital owner;
Kd	=	Yield on debt, after tax;
%D	=	rate of debt from total assets;
Ke	=	yield on equity;
%E	=	rate of equity from total assets;

The rate of yield on equity is determined according to the CAPM (Capital Asset Pricing Model). According to this model, the yield on equity is derived from risk-free interest as of the date of purchase plus a market risk premium multiplied by the Company's risk level relative to the standard deviation of the market portfolio (β).

With: SCP + SRP + (Rf – Rm)*β + fR = Ke

Rf – rate of risk-free interest based on the real Israeli risk-free interest rate, for a period of 15 years, from the fair margin system.

β – the relative risk coefficient. This coefficient reflects the relative risk involved in a certain investment and is based on the level of correlation between the investment’s yield and the yield of the capital market as a whole; when this coefficient is greater than 1, the business is highly sensitive to changes in the state of the market. Meaning that in the event of a recession the industry will be more negatively impacted than other industries, and in the event of prosperity the industry will undergo a more positive impact than other industries. When this coefficient is smaller than 1, the value of the activity is less sensitive than average to changes in the market condition.

In order to calculate the β of the Company's activity, we relied on the average β of public companies active in the Israeli communications industry.

Rm-Rf – Israel’s risk premium according to Damodaran.

The Company's leverage rate – it has been assumed that the Company will finance its activity in the future using a financing structure similar to the financing structure of publicly traded companies active in the communications industry.

Kd – represents the price of the Company's long-term debt (15 years) in real terms and calculated based on the current yields of the debenture series issued by the Company, while adjusted the estimated life span.

SCP – size premium in accordance with Duff & Phelps, 2021.

SRP – a specific premium, comprised of the following two:

◾
A premium reflecting, among other things, the following risks: the major fluctuations in the Company's stock price, changes in the Israeli communications market in recent years and the excess regulation present in the communications market.

A premium added based on macroeconomic considerations designed to moderate the impact of the interests present in the market as of the assessment date, which are exceptionally low.

The following are details of the parameters used to calculate the mobile segment rate:

As the basis of the discount rate, as detailed above, is after taxes, it must be adjusted to reflect a discount rate before taxes. For this purpose, value in use was calculated given a discount rate after tax of 7.25%. After that, the discount rate before tax needed to reach the value in use received was calculated. Based on the above, the discount rate before tax found in the mobile segment was 8.9%.

Chapter 5

Goodwill Impairment Test – Mobile Segment

General

Timing of Impairment Test

At the request of Company management, the goodwill impairment test for the mobile segment activity in the Company's books was carried out in accordance with IAS 36 as of June 30 2021.

Identifying Cash-Generating Units

In accordance with IAS 36, for the purpose of testing impairment, the standard defines a cash-generating unit as the smallest identified group of assets that generates positive cash flows, which are largely independent of positive cash flows from other assets. For more, see “Methodology” chapter.

Company management has established that the activity of the mobile segment, is the smallest cash-generating unit to which goodwill may be assigned.

Recoverable Sum of Cash-Generating Units

In accordance with IAS 36, the recoverable sum of the cash-generating units is their fair value less sales costs or their value in use, whichever is higher. For more, see “Methodology” chapter. The value in use of the group of cash-generating unit was calculated using the revenues approach, the discounted cash flows method.

Carrying Amount of the Cash-Generating Units

In order to determine the carrying amount of the mobile cash-generating unit, we calculated the sum of the carrying amount of the cash generating unit and we added the balance of cost surpluses of the mobile activity we received from Company management, as of June 30 2021. Details and expansion on this subject will be presented in this chapter below.

General assumptions:

1.	The forecast years – represent the period from July 1 2021 to December 31 2025 as well as the representative year (hereinafter: “the Forecast Years”).

2.
Creating a projected cash flow in the Forecast Years - the projected cash flow for the Forecast Years was estimated by us, based, among other things, on the Company's actual results for previous years, the Company's results for the first half of 2021 and the Company's forecast for the second half of 2021, discussions and conversations with the Company's management, available market data, press releases, internal studies conducted by BDO in the communications industry, practice and experience in the industry and more.

3.	Real forecast – the cash flow in the Forecast Years is presented in real values. Therefore, the capitalization rate (WACC) is in real values.

4.
Financial data by activity – a cash flow forecast was carried out for each of the Company’s activities, with the data for each activity in past years received by Company Management. We emphasize that the financial data provided by Company management is compatible with the Company's total operating profits in its audited and reviewed Financial Statements, with adjustments to accounting reporting, but is not necessarily compatible with the accounting classifications available to users (such as classifying expenses between cost of sales and operating expense).

5.	Tax rate – the tax rate taken into account is the Israeli corporate tax rate, 23%.

6.	Capitalization rate – the real yearly capitalization rate was estimated at 7.25% after tax (8.9% before tax).

Operating Cash Flow Forecast

The following is the operating cash flow forecast for the mobile sector (millions of NIS):

* There are differences between the manner in which certain revenues and costs are classified regarding their classification in the Financial Statements.

Revenues and Gross Profits

Revenues in the mobile sector include revenues from cellular services - revenues from subscriptions, incoming and outgoing roaming services, as well as hosting and sharing networks with XFONE and revenues from the sale of end equipment and related services.

Subscriber revenues – these revenues were estimated in accordance with the average number of subscribers and the monthly ARPU in each of the forecast years, as follows:

◾
Number of subscribers and market share – it was assumed that the total number of cellular subscribers in Israel will increase by 2% each year to 2025 and in the long term would increase by 1.5% per year, in accordance with the growth rate of the population based on long-term Central Bureau of Statistics forecasts[14]. Over the course of 2020 the Company added all Golan subscribers after the completion of the purchase transaction. Additionally, in the fourth quarter of 2020, the Company changed the subscription counting method so that its subscriber base would not include the data subscribers who generate negligible income (as part of the change in the counting method, the Company deleted about 427,000 data subscribers). We estimate the Company's market share after these two events at approximately 30.3%, reflecting about 3.2 million subscribers. It was assumed that the market share will decrease in coming years and settle on 29% in the long term which reflects a total decrease of 1.3% of the market share starting from the assessment date and proceeding to the representative year, as assumed during the assessment that was previously performed on December 31st, 2020.

142017 Central Bureau of Statistics publication “Israeli Population Forecast until 2065”.

Monthly ARPU-  According to our analysis, the ARPU in the fourth quarter of 2020 amounted to an average of 46.5 NIS which was influenced by the Golan consolidation and the change in the subscriber counting method (starting October 1st , 2020 as noted above). In the first half of 2021, the ARPU amounted to an average of 45.7 NIS which reflects a decrease in comparison to the fourth quarter of 2020. The resulting decrease is attributed to restricted airways in the sky leading to decreasing number of international flights, in parallel to the ongoing operation of the vaccinations to the population against Covid-19.

The average ARPU in the second half of 2021 is expected to be about 47.3 NIS, in light of the expected increase in roaming revenues that, in accordance with the seasonality in the field, the majority of which are received during the second half of the year, and in light of continued growth in sales of packages that include 5G, which yield higher ARPU.

It was assumed that the ARPU will rise during the Forecast Years and converge to approximately 52.5 NIS in the representative year, which represents an increase of approximately 6 NIS, compared to the projected average ARPU in 2021. We assume that the increase will occur in light of the following circumstances:

•
In accordance with a forecast by the International Air Transport Association (IATA), there will be a gradual resumption in flight levels, reaching pre-Coronavirus levels in 2024. Accordingly, a gradual increase in the scope of outgoing roaming costs by 2024 was assumed.

•	5th Generation packages, which are priced higher, are expected to be sold at increasing levels, making their impact more significant in coming years.

Revenues from Inbound Roaming Services - In 2020 there was a sharp decline in activity in light of the closing of the sky for flights, whereas the improvement in activity had begun during the first half of 2021. It was assumed that these revenues would rise and return to the rate of revenues that the Company had from the segment on the eve of the outbreak of the COVID—19 pandemic, and that in the coming years, they would gradually align with the multi-year downward trend later in the forecast.

Revenues from network sharing and hosting agreement – these revenues represent the receipts the Company is expected to receive from XFONE due to the network sharing agreements (for 4th and 5th Generations) as well as the hosting services (for 2nd and 3rd Generations). Note that in the Company’s financial reporting, the receipts are included under Revenues.

As described above, the Company is in a legal dispute that is in advanced stages with XFONE. According to the Company's position, as expressed in the statement of claim filed with the court as well as in its opposition to the proposed settlement with Widely, we assumed that the partnership agreement will be enforced. The Company included in its financial statements for the first half of 2021 revenues amounting to only approximately NIS 30 million. Accordingly, in the main scenario, it was assumed that the receipts would be approximately NIS 60 million per year, identical to the Company's accounting treatment in relation to the recognition of income at a rate of approximately NIS 15 million per quarter, as described above. However, in light of the legal proceedings currently held and in light of XFONEs economic situation, a number of additional scenarios that may occur as part of the XFONE Event, depending on their probability, were assimilated in the cash flow forecast. The final cash flow forecast which we assumed is a forecast arising from the central scenario and includes the effect of the additional scenarios as aforesaid.

Revenues from end equipment in the mobile segment - The total revenues from the sale of end equipment in the mobile segment amounted to approximately NIS 731 million in 2020, and to approximately NIS 586 million in the first half of 2021, an increase of approximately 33%. The Company expects an increase of approximately 8.2% in this segment in the second half of 2021, while the increase, in comparison to the first half of 2021, coincides with the erosion in gross profit. In the remaining Forecast Years, stability was assumed in this segment, while an increase of 2% per year in 2022-2024 and an increase of 1.5% in 2025 and in the long term were assumed.

Operating Expenses

The segment’s operating expenses largely consists of salary and associated expenses including vehicles and welfare, as well as various advertising and marketing expenses, electricity, maintenance, security, doubtful debts and so on. The expenses presented do not include leases covered by IFRS 16 and do not include depreciation and amortization.

As of September 2020, Golan Telecom's expenses were added to the segment’s operating expenses and are part of the operating expenses in the Company's results for the first half of 2021 as well as in the Forecast Years.

Thanks to the streamlining measures taken by the Company during 2020, the Company's total expenses in 2020 (excluding depreciation and cost of end equipment and excluding Golan’s expenses which were consolidated as of the end of August 2020) decreased by approximately 14.3% compared to 2019.

During the first half of 2021, further streamlining of operating expenses had occurred, reflecting a decrease of about 2.1% in operating expenses compared to 2020.

Cash Flow Adjustments

In order to achieve a cash flow that will be used to estimate the value in use of the group of cash-generating units, the operating profit before tax forecasts are required to undergo a number of adjustments, in order to assess the investment needed for those assets generating the revenues forecast. These items include non-cash items that are added to the cash flow (depreciation and amortization), capital investments needed to maintain the existing situation as well as investments in working capital.

Capital investments (CapEx)

The Company's capital investments include, among other things, the establishment of infrastructure, investments in deployment and the continued establishment of networks 4 and 5. In the first half of 2021 the Company's investments in the mobile segment amounted to NIS 156 million. We shall note that the investment forecast includes both the commissions and incentives paid marketers that capitalized as an asset (from the implementation of IFRS 15) and investments in future leases (IFRS 16).

Depreciation and Amortization Expenses

Depreciation and amortization were examined relative to the scope of investments. In 2020 and in the first half of 2021 the depreciation is in accordance with the Company’s budget and in the remaining budget years it was assumed that the depreciation would gradually settle at the total investments in the representative year.

Investments in Working Capital

The balance of the Company's working capital in the mobile segment as of June 30 2021 amounted to NIS 308 million.

It was assumed that the balance of working capital would change in the forecast year as a function of the change in revenues.

Summary

Based on the assessments detailed above, the following is the operating cash flow forecast of the base scenario of the mobile segment cash-generating unit for the forecast years (millions of NIS):

Accordingly, the value in use of the mobile segment was estimated at NIS 4,027 million.

Sensitivity Analyses

The following table shows a sensitivity analysis of the recoverable sum relative to the cap rate after tax and the long-term growth rate (millions of NIS):

The following table shows a sensitivity analysis of the recoverable sum relative to the cap rate after tax and the monthly ARPU (in NIS) assumed in the representative year (millions of NIS):

The following table shows a sensitivity analysis of the recoverable sum relative to the cap rate after tax and the Company's market share in the representative year (millions of NIS):

Reasonably possible changes in the base assumptions mentioned above would have made the recoverable sum of the mobile sector, which has been estimated in this economic paper, to be equal to the value of the activity of the mobile sector in Cellcom’s Financial Statements.

The following calculation refers to the change of each of the parameters in the key assumptions, with the remaining parameters used in the economic work remaining unchanged:

◾	Real capitalization rate before tax of 10.8%

◾	Long-term market share of 28.07%

◾	ARPU in the representative year of 50.53 NIS.

Chapter 6

Examination of need to measure impairment

Book Value

Once we have calculated the recoverable amount of the activity, we will compare it to the value in the Company’s books. If and only if we find that the recoverable sum of the asset is lower than its carrying amount, then the Company will have to impair the measured asset and amortize it accordingly.

In order to find the Company’s carrying amount, we examined the segment's draft balance sheet for June 31 2020. The carrying amount was comprised of the Company’s operating assets and liabilities, as well as the balance of the Company’s goodwill attributed to the mobile segment (in millions of NIS).

The following is the carrying amount of the mobile sector cash-generating unit:

For more see Results of Business Activity.

Summary

Mobile Segment

Based on our work and the findings detailed in it, we have reached the conclusion that as of June 30 2021, the value in use of the mobile segment cash-generating unit is higher than its carrying amount, and therefore no recognition of impairment is needed.  The following table presents the results of the impairment test (in millions of NIS):

Comparison to Previous Works

We conducted an impairment test for Cellcom for its mobile segment in accordance with the provisions of IAS 36 as of June 30, 2019 and December 31, 2019-2020. These tests established the following results:

June 30 2019

◾	Landline segment – carrying amount of 2,804,000 and recoverable sum of 3,401,000 NIS.

Accordingly, on this date we found that there was no need to amortize the value of goodwill.

December 31 2019

◾	Landline segment – carrying amount of 2,807,000 and recoverable sum of 2,998,000 NIS.

Accordingly, on this date we found that there was no need to amortize the value of goodwill.

December 31 2020

◾	Landline segment – carrying amount of 3,105,000 and recoverable sum of 3,944,000 NIS.

Accordingly, on this date we found that there was no need to amortize the value of goodwill.

The following is a summary of the primary changes occurring in assumptions between the valuation date and December 31 2020 (hereinafter: “the Previous Examination”) and the current examination as of June 30 2021:

•	The discount rate dropped from 7.5% to 7.25%.

•	XFONE Event – Adjustment of the updated scenarios in the cash flow forecast.

•
Lateral changes and updates in the Mobile Segment as a whole, including in the number of subscribers at the starting point and future expectations, the ARPU and the costs in each of the activities, the scope of end equipment sales and projected profitability, the scope of operating expenses as well as the scope of investments and depreciation.

Quarterly Report regarding the Effectiveness of Internal Control over Financial Reporting and
Disclosure Pursuant to regulation 38C(a) of the Regulations:

The Management, under the supervisions of the Board of Directors of Cellcom Israel Ltd. (hereafter: the "Company") is responsible for determining and maintaining appropriate internal control over financial reporting and disclosure in the Company.

In this regard, the members of the Management are as follows:

1.	Avi Gabbay, CEO

2.	Shai Amsalem, CFO

The internal control over financial reporting and disclosure includes the existing controls and procedures in the Company, which were determined by the Chief Executive Officer and the senior corporate financial officer or under their supervision, or by someone who in practice carries out these functions, under the supervision of the Company‘s Board of Directors and which are intended to provide a reasonable degree of assurance regarding the reliability of financial reporting and the preparation of the reports according to the provisions of the law and to ensure that the information which the Company is required to disclose in the reports that it publishes according to the provisions of the law is gathered, processed, summarized and reported on the dates and in the format prescribed by law.

The internal control includes, among other things, controls and procedures that were determined to ensure that the information which the Company is required to disclose as aforesaid, was accumulated and submitted to the Company‘s Management, including the Chief Executive Officer and the senior corporate financial officer or someone who in practice fulfills these functions, in order to facilitate decision making at the appropriate time, with regard to the disclosure requirements.

Due to its structural constraints, internal control over financial reporting and disclosure is not intended to provide absolute assurance that misrepresentation or the omission of information in the reports will be prevented or revealed.

In the quarterly report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the quarterly report for the period ended on March 31, 2021 (hereinafter: the "The Last Quarterly Report on Internal Control"), the internal control was found to be effective.

Until to the date of the report, the Board of Directors and Management were not made aware of any event or matter that would have changed their assessment of the effectiveness of internal control, as it was found in the Last  Quarterly Report on Internal Control.

As of the date of the report and based on the effectiveness of the internal control stated in the Last Quarterly Report on Internal Control and on the information brought to the attention of the Management and the Board of Directors as mentioned above, the internal control is effective.

Executive Statements

The Statement of the CEO according to Regulation 38C(d)(1)

The undersigned, Avi Gabbay, states as follows:

1.	I have reviewed the quarterly report of Cellcom Israel Ltd. (hereinafter – the "Company") for the second quarter of 2021 (hereinafter – the "Reports");

2.
Based on my knowledge, the Reports do not contain any misrepresentation of a material fact or omit any representation of material fact required so that the representations included therein, in light of the circumstances under which such representations were made, are not misleading with respect to the Reports period;

3.
Based on my knowledge, the financial statements and other financial information included in the Reports adequately reflect in all material aspects the financial position, the results of operations and cash flows of the Company for the dates and periods to which the Reports relate;

4.
I have disclosed to the Company's auditor, the Board of Directors and the Company's audit committee, based on my most recent assessment regarding the internal control over financial reporting and disclosure:

a.
All material deficiencies and weaknesses in determining or operating the internal control over financial reporting and disclosure, which could reasonably adversely affect the Company's ability to gather, process, summarize or report financial data so as to cast doubt on the reliability of financial reporting and the preparation of financial statements in accordance with law; and –

b.
Any fraud, whether or not material, that involves the CEO or anyone directly subordinated to the CEO or that involves other employees who have a significant role in internal control over financial reporting and disclosure.

5.	I, by myself or together with others in the Company:

a.
have determined such controls and procedures, or ascertained the determination and fulfillment of controls and procedures under my supervision, intended to ensure that material information relating to the Company, including its subsidiaries as defined in the Securities Law (Annual Financial Statements) – 2010, is made known to me by others in the Company and the subsidiaries, particularly during the period in which the Reports are being prepared; and –

b.
have determined such controls and procedures, or ascertained the determination and fulfillment of such controls and procedures under my supervision, intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with law, including in accordance with generally accepted accounting principles;

c.
No event or matter during the course of the period between the date of the last report (quarterly or annual) and the date of this report has been brought to my attention that would change the conclusion of the Board of Directors and Management with respect to the effectiveness of the internal control over the Company's financial reporting and disclosure.

The foregoing does not derogate from my responsibility or the responsibility of any other person under any law.

________________________
Avi Gabbay
CEO
August 11, 2021
D - 2

The Statement of the Highest Ranking Officer in Finance according to Regulation 38C(d)(2)

The undersigned, Shai Amsalem, states as follows:

1.
I have reviewed the interim financial statements and other financial information included in the interim period reports of Cellcom Israel Ltd. (hereinafter – the "Company") for the second quarter of 2021 (hereinafter – the "Reports" or the " Interim Period Reports ");

2.
Based on my knowledge, the interim financial statements and other financial information included in the interim period reports do not contain any misrepresentation of a material fact or omit any representation of material fact required so that the representations included therein, in light of the circumstances under which such representations were made, are not misleading with respect to the Reports period;

3.
Based on my knowledge, the interim financial statements and other financial information included in the interim period reports, adequately reflect in all material aspects the financial position, the results of operations and cash flows of the Company for the dates and periods to which the Reports relate;

4.
I have disclosed to the Company's auditor, the Board of Directors and the Company's audit committee, based on my most updated assessment regarding the internal control over financial reporting and disclosure:

a.
All material deficiencies and weaknesses in determining or operating the internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and other financial information included in the interim period reports, which could reasonably adversely affect the Company's ability to gather, process, summarize or report financial data so as to cast doubt on the reliability of financial reporting and the preparation of financial statements in accordance with law; and –

b.
Any fraud, whether or not material, that involves the CEO or anyone directly subordinated to the CEO or that involves other employees who have a significant role in internal control over financial reporting and disclosure.

5.	I, by myself or together with others in the Company:

a.
have determined such controls and procedures, or ascertained the determination and fulfillment of controls and procedures under my supervision, intended to ensure that material information relating to the Company, including its subsidiaries as defined in the Securities Law (Annual Financial Statements) – 2010, is made known to me by others in the Company and the subsidiaries, particularly during the period in which the Reports are being prepared; and –

b.
have determined such controls and procedures, or ascertained the determination and fulfillment of such controls and procedures under my supervision, intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with law, including in accordance with generally accepted accounting principles;

c.
No event or matter has been brought to my attention which occurred during the period between the date of the last report (quarterly or annual) and the date of this report that relates to the interim financial statements and any other financial information that is included in the interim period reports, that would change the conclusion of the Board of Directors and Management with respect to the effectiveness of the internal control over the Company's financial reporting and disclosure.

The foregoing does not derogate from my responsibility or the responsibility of any other person under any law.

______________________
Shai Amsalem
CFO
August 11,  2021
D - 3

Liabilities report of the Company by repayment date
Sections 9D and 38E to the Israeli Securities Regulations (Periodic and immediate Reports) (1970)

Report as of June 30, 2021.
Following are the liabilities of the Company by repayment date:

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the Company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	169,972	218,947	0	0	0	87,706	476,625
Second year	169,972	401,211	0	0	0	75,829	647,012
Third year	169,972	401,211	0	0	0	59,396	630,579
Fourth Year	169,972	401,211	0	0	0	42,964	614,147
Fifth year and thereafter	42,044	1,064,559	0	0	0	48,365	1,154,968
Total	721,932	2,487,139	0	0	0	314,260	3,523,331

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Company's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the Company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	169,972	218,947	0	0	0	87,706	476,625
Second year	169,972	401,211	0	0	0	75,829	647,012
Third year	169,972	401,211	0	0	0	59,396	630,579
Fourth Year	169,972	401,211	0	0	0	42,964	614,147
Fifth year and thereafter	42,044	1,064,559	0	0	0	48,365	1,154,968
Total	721,932	2,487,139	0	0	0	314,260	3,523,331

F. Off-balance credit exposure (for financial guaranties and undertakings to provide credit) - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
One time undertaking	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure (for financial guaranties and undertakings to provide credit) of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
One time undertaking	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are  not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	81	210	0	0	0	305	596
Second year	81	1,692	0	0	0	296	2,069
Third year	81	1,692	0	0	0	249	2,022
Fourth Year	81	1,692	0	0	0	203	1,976
Fifth year and thereafter	216	5,995	0	0	0	309	6,520
Total	540	11,281	0	0	0	1,362	13,183

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked) Euro	USD	Euro	Other	tax)	years
First year	0	90,300	0	0	0	1,673	91,973
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	90,300	0	0	0	1,673	91,973

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands): 658,000.

(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands): 930,000.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 12, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary